5-82293

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Alexis Nihon Real Estate Investment Trust

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into English)

Quebec, Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

Cominar Real Estate Investment Trust

(Name of Person(s) Furnishing Form)

Units of Alexis Nihon Real Estate Investment Trust

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable)

Scott M. Tayne, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 308-8866

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Received Notices and Communications on Behalf of Subject Company

December 22, 2006

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Document Number	Description
1.	Cash Offer, Offering Circular of Cominar Real Estate Investment Trust ("Cominar"), Offering Circular of Trustees of Alexis Nihon Real Estate Trust ("Alexis Nihon") and Notice of Meeting and Information Circular of Alexis Nihon, all dated December 20, 2006*
2.	Letter of Transmittal for Units of Alexis Nihon*
3.	Letter dated December 20, 2006, from Cominar and Alexis Nihon*
4.	Notice of Variation and Extension of Cominar dated January 26, 2007
5.	Notice of Change of Alexis Nihon dated January 26, 2007
6.	Letter of Transmittal for Units of Alexis Nihon

(b) Not Applicable

* Previously furnished to the Securities and Exchange Commission with Form CB submitted on December 26, 2006.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the offering document described in Part I Item 1(a)(1), above.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit and Number

(1) (a) News release dated December 4, 2006, by Cominar and Alexis Nihon*

(b) Combination Agreement dated December 3, 2006, between Cominar and Alexis Nihon*

(c) Early Warning Report of Cominar dated December 6, 2006*

(d) Report of Cominar under Section 189.1.3 of the Securities Act (Quebec) dated December 22, 2006*

(e) News release dated December 22, 2006, by Cominar and Alexis Nihon*

(f) Amendment to the Combination Agreement between Cominar and Alexis Nihon dated December 20, 2006*

(g) News release dated January 24, 2007, by Cominar and Alexis Nihon

(2) (a) the annual information form of Cominar dated March 31, 2006*

(b) the audited annual financial statements, together with the accompanying report of the auditors, for the fiscal years ended December 31, 2004 and 2005 of Cominar*

(c) the unaudited interim financial statements of Cominar for the period ended September 30, 2006*

(d) management's discussion and analysis of financial condition and results of operations of Cominar for the fiscal year ended December 31, 2005*

(e) management's discussion and analysis of financial condition and results of operations of Cominar for the period ended September 30, 2006*

(f) the material change report of Cominar dated December 6, 2006 related to the Cash Offer and the Exchange*

(g) the annual information form of Alexis Nihon dated March 29, 2006*

(h) the audited annual financial statements of Alexis Nihon for the fiscal years ended December 31, 2004 and 2005, including the auditor's reports thereon*

(i) the unaudited interim financial statements of Alexis Nihon for the period ended September 30, 2006*

(j) management's discussion and analysis of financial conditions and results of operations of Alexis Nihon for the fiscal year ended December 31, 2005*

(k) management's discussion and analysis of financial conditions and results of operations of Alexis Nihon for the period ended September 30, 2006*

(l) the material change reports of Alexis Nihon dated December 6, 2006 (relating to the Cash Offer and the Exchange) and December 8, 2006 (relating to the appointment of Robert A. Nihon as Executive Chairman of Alexis Nihon and the resignation of Senator Paul J. Massicotte as an Alexis Nihon Trustee and as Chief Executive Officer of Alexis Nihon)*

(m) the material change report of Cominar dated December 29, 2006 (relating to the mailing of the offering documentation).**

(3) Not Applicable

---

* Previously furnished to the Securities and Exchange Commission with Form CB submitted on December 26, 2006.

** Previously furnished to the Securities and Exchange Commission with Amendment No.1 to Form CB Submitted on December 29, 2006.

PART III – CONSENT TO SERVICE OF PROCESS

A Form F-X was filed by Cominar Real Estate Investment Trust with the Securities and Exchange Commission concurrently with the furnishing of Form CB on December 26, 2006.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMINAR REAL ESTATE INVESTMENT TRUST

By: [signature]
Name:
Title:

Date: JANUARY 29th, 2007

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. The Combination has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Combination or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

COMINAR

NOTICE OF VARIATION AND EXTENSION BY COMINAR REAL ESTATE INVESTMENT TRUST

of its CASH OFFER

to purchase, from all Alexis Nihon Unitholders, Alexis Nihon Units for the increased price of $18.50 cash per Alexis Nihon Unit, to a maximum of $138.75 million in the aggregate, subject to pro-ration

Cominar hereby gives notice that it is varying and extending its cash offer dated December 22, 2006 (the "**Original Cash Offer**"), in order to (i) increase the consideration payable under the Cash Offer from $17.00 cash per Alexis Nihon Unit, to a maximum of $127.5 million in the aggregate, to $18.50 cash per Alexis Nihon Unit, to a maximum of $138.75 million in the aggregate, subject to pro-ration and (ii) extend the Expiry Time of the Cash Offer to 5:00 p.m. (Montreal time) on February 22, 2007. The increased Cash Offer represents a premium of 25% to the price of Alexis Nihon Units of $14.89 on December 1, 2006, the last trading date before the Original Cash Offer was made to Alexis Nihon Unitholders.

This notice of variation and extension (the "Notice of Variation and Extension") is accompanied by a letter of transmittal printed on green paper for use in connection with the Cash Offer, as increased hereby. Alexis Nihon Unitholders that have already made an election and submitted a letter of transmittal (printed on yellow paper) in connection with the Original Cash Offer and the Exchange may, if they so choose, modify their election by completing and returning the enclosed Letter of Transmittal printed on green paper by no later than February 22, 2007, as instructed herein. If an Alexis Nihon Unitholder has made a previous election and submitted a letter of transmittal, Cominar and Alexis Nihon will accept and honor such election and if an election was made to accept the Original Cash Offer, such election will be treated as an election to accept the increased Cash Offer and the Alexis Nihon Unitholder will receive $18.50 per Alexis Nihon Unit, subject to pro-ration.

Proxies received for the special meeting that was to be held on January 29, 2007 are not valid for the special meeting of Alexis Nihon Unitholders, including any adjournments or postponement thereof, contemplated by the Combination Agreement or otherwise approved by Cominar, to be held on February 22, 2007 at 10:00 a.m. (Montreal time) in Montreal to consider the Exchange Resolution (the "Meeting"). A form of proxy will be mailed by Alexis Nihon to Alexis Nihon Unitholders along with the notice of Meeting (the "Notice of Meeting") and management proxy circular of Alexis Nihon dated January 26, 2007 (the "Alexis Nihon Information Circular") in connection with the Meeting.

THE CASH OFFER AND EXCHANGE FORM THE PRINCIPAL PARTS OF THE TRANSACTIONS PURSUANT TO WHICH COMINAR REAL ESTATE INVESTMENT TRUST ("COMINAR") PROPOSES TO ACQUIRE UNITS ("ALEXIS NIHON UNITS") FROM ALL ALEXIS NIHON UNITHOLDERS AND ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF ALEXIS NIHON REAL ESTATE INVESTMENT TRUST ("ALEXIS NIHON").

UNDER THE COMBINATION, ALEXIS NIHON UNITHOLDERS HAVE A CHOICE BETWEEN (A) ACCEPTING AND TENDERING TO THE CASH OFFER; AND (B) RECEIVING COMINAR UNITS UNDER THE EXCHANGE.

THE ALEXIS NIHON BOARD UNANIMOUSLY RECOMMENDS THAT ALL ALEXIS NIHON UNITHOLDERS VOTE IN FAVOUR OF THE EXCHANGE RESOLUTION DESCRIBED IN THE ALEXIS NIHON INFORMATION CIRCULAR AND THAT THOSE ALEXIS NIHON UNITHOLDERS WHO WISH TO SELL THEIR ALEXIS NIHON UNITS FOR CASH ON A TAXABLE BASIS FOR CANADIAN INCOME TAX PURPOSES (SUBJECT TO PRO-RATION, IF APPLICABLE) SHOULD ACCEPT THE CASH OFFER AND TENDER THEIR ALEXIS NIHON UNITS TO THE CASH OFFER.

ALL ALEXIS NIHON UNITHOLDERS WHO SUPPORT THE COMBINATION (INCLUDING ALEXIS NIHON UNITHOLDERS WHO ACCEPT THE CASH OFFER) SHOULD INDICATE THEIR APPROVAL OF THE EXCHANGE RESOLUTION BY PROVIDING A PROPERLY COMPLETED AND EXECUTED FORM OF PROXY PROVIDED WITH THE ALEXIS NIHON INFORMATION CIRCULAR INSTRUCTING THE PROXYHOLDER TO VOTE THEIR ALEXIS NIHON UNITS IN FAVOUR OF THE EXCHANGE RESOLUTION AT THE MEETING. THE CASH OFFER IS CONDITIONAL UPON, AMONG OTHER THINGS, ADOPTION OF THE EXCHANGE RESOLUTION.

IN ADDITION, ALEXIS NIHON UNITHOLDERS WHO WISH TO SELL THEIR ALEXIS NIHON UNITS FOR CASH ON A TAXABLE BASIS FOR CANADIAN INCOME TAX PURPOSES (SUBJECT TO PRO-RATION, IF APPLICABLE) SHOULD ACCEPT THE CASH OFFER AND ALEXIS NIHON UNITHOLDERS WHO WISH TO RECEIVE COMINAR UNITS ON A TAX-DEFERRED BASIS SHOULD ELECT TO PARTICIPATE IN THE EXCHANGE, SUBJECT TO THE PRE-EXCHANGE UNIT REDEMPTION, IF APPLICABLE, WHICH IS A TAXABLE TRANSACTION.

A TENDER TO THE CASH OFFER IS NOT A VOTE IN FAVOUR OF THE EXCHANGE RESOLUTION.

THIS NOTICE OF VARIATION AND EXTENSION SHOULD BE READ IN CONJUNCTION WITH THE ORIGINAL CASH OFFER, THE COMINAR CIRCULAR AND THE ACCOMPANYING LETTER OF TRANSMITTAL PRINTED ON GREEN PAPER.

ALEXIS NIHON UNITHOLDERS SHOULD CONSULT THEIR OWN FINANCIAL, TAX AND OTHER PROFESSIONAL ADVISORS BEFORE DECIDING TO TENDER TO THE CASH OFFER OR VOTE IN FAVOUR OF THE EXCHANGE RESOLUTION.

January 26, 2007

The Depository for the Cash Offer and the Exchange is:
Computershare Investor Services Inc.
100 University Ave., 9th Floor,
Toronto, Ontario M5J 2Y1
Telephone: 1-800-564-6253 (toll free)
Facsimile: 1-800-453-0330
E-mail: corporateactions@computershare.com

The Dealer Manager for solicitation of proxies is:
National Bank Financial Inc.
The Exchange Tower
130 King Street West, Suite 3200, P.O. Box 21
Toronto, Ontario, M5X 1J9
Telephone: 1-800-636-3675 (toll free)
Facsimile: 1-416-869-6540
E-mail: garvin.blair@nbfinancial.com

DEFINED TERMS

Unless the context requires otherwise or unless otherwise defined herein or amended hereby, capitalized terms used in this Notice of Variation and Extension have the same meaning as in the Original Cash Offer and take-over bid circular of Cominar dated December 20, 2006 accompanying the Original Cash Offer (the "Cominar Circular and, together with the Original Cash Offer, collectively, the "Cash Offer and Circular"). The term "Cash Offer" means the Original Cash Offer as varied and extended by this Notice of Variation and Extension.

REPORTING CURRENCY

In the Notice of Variation and Extension, unless otherwise specified, all references to "dollars" or "$" are to Canadian dollars.

INFORMATION CONTAINED IN THE CASH OFFER AND IN THE CIRCULARS

The information concerning Alexis Nihon contained in the Cash Offer and in the Cominar Circular is based solely upon publicly available information, except where otherwise noted. Although Cominar has no actual knowledge that would indicate that any statements contained herein taken from or based on such documents or records are untrue or incomplete, Cominar assumes no responsibility for the accuracy or completeness of the information contained in such documents or records. No person has been authorized to give information or to make any representations in connection with the transactions other than those contained in this Notice of Variation and Extension, the Cash Offer and Circular, Notice of Change to the Trustees' Circular dated January 26, 2007 in connection with the Cash Offer (the "Trustees' Circular") and the Notice of Meeting and Alexis Nihon Information Circular and, if given or made, any such information or representations should be considered not to have been authorized by Cominar or Alexis Nihon, as applicable.

Alexis Nihon Unitholders should not construe the contents of the Original Cash Offer or this Notice of Variation and Extension as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection therewith.

This Notice of Variation and Extension, the Cash Offer and Circular do not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

NOTICE TO U.S. ALEXIS NIHON UNITHOLDERS

The Cash Offer and the Exchange are made for the securities of a foreign entity. The Cash Offer and the Exchange are subject to disclosure requirements of a foreign country that are different from those of the United States. The financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim that you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its trustees and officers may be residents of a foreign country. You may not be able to sue a foreign issuer or its trustees or officers in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign issuer and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Cominar may purchase securities otherwise than under the Cash Offer, such as in open market or privately negotiated purchases to the extent permissible under applicable law.

The Cominar Units that will be issued in connection with the Exchange described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Cominar Units will be made available in the United States in connection with the Exchange pursuant to an exemption from the registration requirements of the Securities Act of 1933.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in the Cash Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in the Cash Offer and Circular may be obtained via www.sedar.com.

Copies of the documents incorporated by reference in the Cash Offer and Circular which pertain to Cominar may be obtained on request without charge from the Secretary of Cominar at 455 du Marais Street, Quebec City, Québec G1M 3A2 (telephone: (418) 681-8151). Copies of the documents incorporated by reference in the Cash Offer and Circular which pertain to Alexis Nihon may be obtained on request without charge from the Secretary of Alexis Nihon at 1 Place Alexis Nihon, 3400 de Maisonneuve Blvd. West, Suite 1010, Montreal, Québec H3Z 3B8 (telephone: (514) 931-2591).

For the purpose of the Province of Québec, the Cash Offer and Circular contain information to be completed by consulting the permanent information record of Cominar and Alexis Nihon, respectively. A copy of the documents forming part of such permanent information records may be obtained via www.sedar.com or from the Secretary of Cominar (in respect of information which pertains to Cominar) or from the Secretary of Alexis Nihon (in respect of information which pertains to Alexis Nihon) at the above-mentioned addresses and telephone numbers.

DISTRIBUTABLE INCOME

Distributable income is not a measure recognized under Canadian generally accepted accounting principles ("**GAAP**") and does not have a standardized meaning prescribed by GAAP. Distributable income is presented in the Cominar Circular because management of Cominar believes this non-GAAP measure is a relevant measure of the ability of Cominar to earn and distribute cash returns to Cominar Unitholders. Distributable income as computed by Cominar may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to distributable income as reported by such organizations. Distributable income is calculated by reference to net income of Cominar on a consolidated basis, as determined in accordance with GAAP, subject to certain adjustments as set forth in the constating documents of Cominar. For a complete description of distributable income, please see the heading entitled "Distributable Income and Distributions" in management's discussion and analysis of financial condition and results of operations of Cominar for the period ended September 30, 2006, which is incorporated by reference herein. Following completion of the Cash Offer and Exchange, Cominar's operating and distribution policies will continue to be governed by the Cominar Contract of Trust.

Although Cominar intends to make distributions from its available cash to Cominar Unitholders, these cash distributions are not assured. The actual amount distributed will depend on numerous factors, including Cominar's financial performance, debt covenants and obligations, working capital requirements and future capital requirements. The market value of the Cominar Units may deteriorate if Cominar is unable to meet its cash distribution targets in the future, and that deterioration may be material. See Section 16, "Risk Factors" in the Cominar Circular.

The after-tax return from an investment in Cominar Units to Cominar Unitholders subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by Cominar (portions of which may be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Cominar Unitholders. Returns of capital are generally non-taxable to a unitholder under Canadian income tax laws (but reduce the unitholder's cost base in the unit for tax purposes).

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Notice of Variation and Extension may constitute forward-looking statements. These statements relate to future events or Cominar's or Alexis Nihon's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. While Cominar believes that the expectations reflected in the forward-looking statements contained in the Cash Offer and the Cominar Circular, and in its documents incorporated by reference therein, are reasonable, no assurance can be given that these expectations will prove to be correct, and such forward-looking statements should not be unduly relied upon. These statements speak only as of the date of the Cash Offer and Circular, the date hereof or as of the date specified in the documents incorporated by reference therein, as the case may be. Cominar does not assume any obligation to update the aforementioned forward-looking statements. Cominar's actual results could differ materially from those anticipated in the aforementioned forward-looking statements, as applicable, including as a result of the risk factors set forth elsewhere in the Cash Offer and Circular, as applicable.

RISK FACTORS

An investment in the Cominar Units is subject to a number of risks that should be considered by an investor. See Section 16 "Risk Factors" in the Cominar Circular.

DISCLAIMER

The statements made in this Notice of Variation and Extension and in the Cash Offer and Circular are the responsibility of the Cominar Trustees in their capacity as trustees and not in their personal capacity and in no event shall such trustees be personally liable for any statements contained therein nor shall resort be had to, or redress, recourse or satisfaction result from, the private and/or personal property of such trustees.

QUESTIONS AND REQUESTS FOR ASSISTANCE

Questions and requests for assistance may be directed to the Depositary and additional copies of this document and the Letter of Transmittal (which is printed on green paper) may be obtained without charge on request from the Depositary at its offices shown on the last page of the Letter of Transmittal and this Notice of Variation and Extension. The Depositary is Computershare Investor Services Inc., 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (telephone: 1-800-564-6253 (toll free)). National Bank Financial has been engaged as dealer manager for the solicitation of proxies (telephone: 1-800-636-3675 (toll free)).

NOTICE OF VARIATION AND EXTENSION

Schedule "A" – Cominar Pro Forma Financial Statements have been revised and are appended hereto and the Letter of Transmittal ***printed on GREEN paper*** *which accompany this Notice of Variation and Extension are incorporated onto and form part of this Notice of Variation and Extension.*

Certain of the information in the Cominar Circular and this Notice of Variation and Extension with respect to Alexis Nihon is based upon information provided by Alexis Nihon. Cominar and its trustees are not responsible for and assume no liability with respect to such information.

TO: THE HOLDERS OF UNITS OF ALEXIS NIHON

By notice to the Depositary and as set forth in this Notice of Variation and Extension, Cominar has varied and extended its Original Cash Offer dated December 22, 2006, in order to (i) increase the consideration payable under the Cash Offer from $17.00 cash per Alexis Nihon Unit, to a maximum of $127.5 million in the aggregate, to $18.50 cash per Alexis Nihon Unit, to a maximum of $138.75 million in the aggregate, subject to pro-ration and (ii) extend the Expiry Time of the Cash Offer to 5:00 p.m. (Montreal time) on February 22, 2007.

Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions set forth in the Cash Offer and Circular, continue to be applicable in all respects. This Notice of Variation and Extension should be read in conjunction with the Cash Offer and Circular and the accompanying Letter of Transmittal printed on green paper.

Unless the context requires otherwise or unless otherwise defined herein or amended hereby, capitalized terms used in this Notice of Variation and Extension have the same meaning as in the Cash Offer and Circular. The term "Cash Offer" means the Original Cash Offer as varied and extended by this Notice of Variation and Extension.

1. Increase in Price Offered for Alexis Nihon Units

Cominar has varied the Original Cash Offer by increasing the consideration payable under the Cash Offer from $17.00 cash per Alexis Nihon Unit, to a maximum of $127.5 million in the aggregate (7,500,000 Alexis Nihon Units without giving effect to any adjustments in accordance with the terms of the Combination Agreement), to $18.50 cash per Alexis Nihon Unit, to a maximum of $138.75 million in the aggregate (7,500,000 Alexis Nihon Units without giving effect to any adjustments in accordance with the terms of the Combination Agreement), subject to pro-ration as discussed below. All references in the Cash Offer and Circular to the consideration offered by Cominar for each Alexis Nihon Unit are hereby amended to reflect the foregoing.

The increased Cash Offer represents a premium of 25% to the price of Alexis Nihon Units of $14.89 on December 1, 2006, the last trading date before the Original Cash Offer was made to Alexis Nihon Unitholders.

<u>ALL</u> ALEXIS NIHON UNITHOLDERS WHO SUPPORT THE COMBINATION (INCLUDING ALEXIS NIHON UNITHOLDERS WHO ACCEPT THE CASH OFFER) SHOULD INDICATE THEIR APPROVAL OF THE EXCHANGE RESOLUTION BY COMPLETING AND RETURNING THE FORM OF PROXY PROVIDED WITH THE ALEXIS NIHON INFORMATION CIRCULAR INSTRUCTING THE PROXYHOLDER TO VOTE THEIR ALEXIS NIHON UNITS <u>IN FAVOUR</u> OF THE EXCHANGE RESOLUTION AT THE MEETING. <u>PROXIES RECEIVED FOR THE SPECIAL MEETING OF ALEXIS NIHON UNITHOLDERS THAT WAS TO BE HELD ON JANUARY 29, 2007 ARE NOT VALID FOR THE MEETING. A NEW FORM OF PROXY WILL BE MAILED BY ALEXIS NIHON TO ALEXIS NIHON UNITHOLDERS ALONG WITH THE NOTICE OF MEETING AND ALEXIS NIHON INFORMATION CIRCULAR IN CONNECTION WITH THE MEETING.</u>

A tender to the Cash Offer is <u>not</u> a vote for the Exchange Resolution.

Distributions on Cominar Units held by non-residents of Canada will be subject to withholding tax. Persons not resident in Canada should be aware that the Pre-Exchange Unit Redemption will trigger a special Canadian tax of 15% under Part XIII.2 of the Tax Act on any amounts paid by Alexis Nihon which are not otherwise subject to tax in Canada and such tax will be withheld by Alexis Nihon. See Section 21, "Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada". Alexis Nihon Unitholders that are not residents of Canada are urged to accept the Cash Offer. Please also see Section 16, "Risk Factors", in the Cominar Circular as to risks inherent in an investment in the Cominar Units including liquidity and price fluctuation.

Pro-ration of Cash

The maximum amount of cash available under the Cash Offer to the Alexis Nihon Unitholders will be limited to $138.75 million, and in the event more than such amount is elected under the Cash Offer, then the cash payable to each former Alexis Nihon Unitholder who accepted the Cash Offer will be pro-rated according to the number of Alexis Nihon

Units deposited by each such former Alexis Nihon Unitholder pursuant to the Cash Offer divided by the total number of Alexis Nihon Units deposited pursuant to the Cash Offer.

To the extent that cash is pro-rated, any Alexis Nihon Units not so purchased for cash pursuant to the Cash Offer will be automatically withdrawn (without any further action by the depositing Alexis Nihon Unitholder) with the result that such Alexis Nihon Units will be exchanged for Cominar Units at the Exchange Ratio on a tax-deferred "rollover" basis for Canadian income tax purposes under the Exchange. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

Pre-Exchange Unit Redemption

The Pre-Exchange Unit Redemption will only apply if less than $138.75 million as cash consideration is elected under the Cash Offer. There is an aggregate maximum number of 17,284,777 Cominar Units (including in respect of Alexis Nihon Units issued upon conversion of the Alexis Nihon Convertible Debentures) available under the Exchange. If more than such amount is elected under the Exchange then, following completion of the Cash Offer but prior to the commencement of the Exchange, the then outstanding Alexis Nihon Units (other than Alexis Nihon Units held by Cominar or an affiliate or subsidiary of Cominar following the take-up and payment of and for Alexis Nihon Units tendered under the Cash Offer) will be redeemed on a pro rata basis by Alexis Nihon (and thus transferred to Alexis Nihon) to the extent of the difference between: (i) $138.75 million; and (ii) the actual amount of cash used to pay for Alexis Nihon Units under the Cash Offer. The consideration for such redemption shall be an amount of $18.50 per Alexis Nihon Unit payable in cash. This redemption will be a taxable disposition. See Section 21, "Certain Canadian Federal Income Tax" in the Cominar Circular.

Treatment of Non-Electing Alexis Nihon Unitholders

Alexis Nihon Unitholders who fail to deposit their Alexis Nihon Units in acceptance of the Cash Offer or the Exchange, together with a Letter of Transmittal, as required under the Cash Offer or the Exchange, as the case may be, will have their Alexis Nihon Units redeemed by Alexis Nihon and thereby transferred to Alexis Nihon pursuant to the Exchange and receive Cominar Units, subject to the Pre-Exchange Unit Redemption, if applicable, which is to occur following completion of the Offer but prior to the commencement of the Exchange.

Fractions

Cominar will not issue any fractional Cominar Units. To the extent that a registered Alexis Nihon Unitholder becomes entitled to fractional Cominar Units, the Depositary, acting as agent for the registered Alexis Nihon Unitholders, will be required to sell a number of Cominar Units equal to the aggregate of such fractional Cominar Units through the TSX and pay the net proceeds of these sales, less brokerage sales commissions, to the applicable depositing Alexis Nihon Unitholders.

Conditions

The obligation of Cominar to take up and pay for Alexis Nihon Units pursuant to the Cash Offer is subject to certain conditions. See Section 4 "Conditions of the Cash Offer" in the Original Cash Offer.

2. Extension of the Cash Offer

Cominar has extended the Expiry Time of the Cash Offer to **5:00 p.m. (Montreal time) on Thursday, February 22, 2007**. Accordingly, the definition of "Expiry Time" in the "Glossary of Terms" accompanying the Cash Offer and Circular, is deleted in its entirety and replaced with the following definition:

> "**Expiry Time**" means 5:00 (Montreal time) on February 22, 2007 (as may be extended by Cominar from time to time)"

3. Other Amendments to the Combination Agreement

In addition, the Combination Agreement has also been amended to provide that if the Combination Agreement is terminated under certain circumstances by Cominar or by Alexis Nihon, solely as a result of the Exchange Resolution not having been approved by the Alexis Nihon Unitholders, Alexis Nihon has agreed to pay the out-of-pocket expenses of Cominar up to 75% of the out-of-pocket expenses of Cominar in excess of $200,000, the whole subject to a maximum of $600,000, as opposed to $300,000, in immediately available funds to Cominar contemporaneously with termination.

4. Source of Funds

The increase in the consideration under the Cash Offer of $11.25 million, in the aggregate, will be funded through cash on hand and the existing credit facilities of Cominar.

5. Recent Developments

The Original Cash Offer was mailed to Alexis Nihon Unitholders on December 21, 2006, along with the Cominar Circular, the initial trustees' circular and Alexis Nihon's information circular for the special meeting of Alexis Nihon Unitholders that was to be held on January 29, 2007.

On December 29, 2006, Alexis Nihon received from a third-party a non-binding proposal to make a takeover bid for all the Alexis Nihon Units, on a fully diluted basis.

On January 7, 2007, the Alexis Nihon Board met with its legal and financial advisors, determined unanimously (with Robert A. Nihon abstaining), upon recommendation from its transaction committee, that the non-binding proposal was an "Acquisition Proposal" and a "Superior Proposal" within the meaning of Section 4.6.1 the Combination Agreement and, accordingly, authorized Alexis Nihon to enter into a confidentiality and standstill agreement with the third-party, to provide such third-party with non-public information on Alexis Nihon, and to negotiate the terms of a possible support agreement between the parties.

On January 9, 2007, Alexis Nihon and the third-party entered into a confidentiality and standstill agreement and Alexis Nihon provided such third-party with access to non-public information on Alexis Nihon.

On January 11, 2007, the third-party advised Alexis Nihon that, after reviewing with its advisors the financial data that was provided by Alexis Nihon, it would not pursue an acquisition of Alexis Nihon.

On the same date, Summit Real Estate Investment Trust ("Summit"), an entity controlled by ING Real Estate Canada Trust, announced that it had entered into a binding agreement to acquire 2,791,488 Alexis Nihon Units through a private agreement and that it therefore beneficially owned a total of 5,324,963 Alexis Nihon Units, then representing approximately 19.9% of the then issued and outstanding Alexis Nihon Units.

On January 12, 2007, Alexis Nihon received a letter from ING Real Estate Canada requesting, on behalf of Summit, access to non-public information on Alexis Nihon in order to enable Summit to determine whether or not it wished to make a cash offer for a price in excess of that offered by Cominar, or at what price it may be willing to support the Combination, as it may be amended, or whether it may wish to engage in other possible transactions.

On the same date, Alexis Nihon received from Homburg Invest Inc. ("Homburg") a non-binding proposal to make a takeover bid for all the Alexis Nihon Units.

On January 14, 2007, the Alexis Nihon Board met with its legal and financial advisors, determined unanimously (with Robert A. Nihon abstaining), upon recommendation from its transaction committee, that the letter from ING Real Estate Canada was not an "Acquisition Proposal" within the meaning of Section 4.6.1 the Combination Agreement, therefore concluding that it could not provide it with non-public information without violating the terms of the Combination Agreement, and responded to the letter accordingly.

On the same date, Alexis Nihon enacted a unitholder rights plan designed to prevent a creeping takeover of Alexis Nihon, which is the acquisition of control through a progressive increase in ownership without an offer to all Alexis Nihon Unitholders.

On January 17, 2007, the Alexis Nihon Board met with its legal and financial advisors, determined unanimously (with Robert A. Nihon abstaining), upon recommendation from its transaction committee, that Homburg's non-binding proposal was an "Acquisition Proposal" and a "Superior Proposal" within the meaning of Section 4.6.1 the Combination Agreement and, accordingly, authorized Alexis Nihon to enter into a confidentiality and standstill agreement with Homburg, to provide Homburg with non-public information on Alexis Nihon, and to negotiate the terms of a possible support agreement between the parties. However, Alexis Nihon and Homburg were not able to negotiate the terms of a confidentiality and standstill agreement satisfactory to both parties, Homburg's proposal expired and was not extended, and, therefore, Homburg was not provided with any non-public information on Alexis Nihon.

On January 18, 2007, Alexis Nihon received a second letter from ING Real Estate Canada reiterating the request, on behalf of Summit, the access to non-public information on Alexis Nihon for the reasons listed in its letter of January 12, 2007.

On January 19, 2007, Homburg announced that it had acquired 1,917,895 Alexis Nihon Units and beneficially owned a total of 2,312,295 Alexis Nihon Units, then representing approximately 8.6% of the Alexis Nihon Units, pursuant to a private agreement.

On the same date, Cominar agreed to allow Alexis Nihon to engage in discussions with ING Real Estate Canada to better explain its decision not to provide it with non-public information and set out the steps required to gain access to such information in compliance with the Combination Agreement, and, accordingly, representatives from ING Real Estate Canada and the financial advisors of Cominar and Alexis Nihon had a telephone conversation and agreed to meet on Monday, January 22, 2007. The meeting concluded without reaching an agreement that ING Real Estate Canada would make a formal "Acquisition Proposal" in compliance with the terms of the Combination Agreement.

On January 22, 2007, representatives of Cominar, its financial advisors and the financial advisors of Alexis Nihon attended the scheduled meeting and entertained discussions with representatives of ING Real Estate Canada and Summit in order to understand their intent with respect to Alexis Nihon and find possible ways to accommodate their requests while pursuing the Combination.

In the evening of January 23, 2007, the Cominar Board met with its legal and financial advisors to review proposed amendments to the Combination Agreement and the Cash Offer and authorized Cominar to make a proposal to Alexis Nihon that included an increase in the Original Cash Offer and the possibility for Alexis Nihon to grant the access to material non public information and to participate to discussions with Summit, ING Real Estate Canada and Homburg, in certain circumstances. The Cominar Board approved and authorized the execution of the second amendment to the Combination Agreement providing for, among other things, the increase in the Original Cash Offer, and agreed to waive the application of certain sections of the Combination Agreement allowing Alexis Nihon to grant access to material non public information to Summit, ING Real Estate Canada and Homburg, in certain circumstances. Finally, the Cominar Board approved and authorized the execution and mailing of the Notice of Variation and Extension.

On January 24, 2007, the Alexis Nihon Board met with its legal and financial advisors, received a verbal report and a favourable recommendation from its transaction committee that met earlier that date, received from CIBC World Markets Inc. ("CIBC") a fairness opinion dated as of that date (the "Fairness Opinion") and approved and authorized the execution of the second amendment to the combination agreement and of the waiver referred to above. The Alexis Nihon Board determined unanimously (with Robert A. Nihon abstaining) that, as at January 24, 2007, the Combination Agreement and the increased Cash Offer and the Exchange were fair to the Alexis Nihon Unitholders and were in the best interests of Alexis Nihon and the Alexis Nihon Unitholders, and resolved unanimously (with Robert A. Nihon abstaining) to recommend that Alexis Nihon Unitholders vote in favour of the Exchange Resolution and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) accept the increased Cash Offer and tender their Alexis Nihon Units to the increased Cash Offer.

On January 24, 2007, Homburg announced it had entered into a binding agreement to acquire 2,969,244 Alexis Nihon Units, representing approximately 11% of the then issued and outstanding Alexis Nihon Units, and that Homburg owns 5,274,539 Alexis Nihon Units, representing approximately 19.5% of the then issued and outstanding Alexis Nihon Units, according to Homburg.

On January 26, 2007, the Alexis Nihon Board approved and authorized the execution and mailing of its Notice of Change and of the Notice of Meeting and Alexis Nihon Information Circular.

6. Time for Acceptance

The Cash Offer is now open for acceptance until 5:00 p.m. (Montreal time) on Thursday, February 22, 2007.

7. Manner of Acceptance

The Cash Offer may be accepted in accordance with the provisions of Section 3 of the Original Cash Offer, "Manner of Acceptance".

ALL ALEXIS NIHON UNITHOLDERS WHO SUPPORT THE COMBINATION (INCLUDING ALEXIS NIHON UNITHOLDERS WHO ACCEPT THE CASH OFFER) SHOULD INDICATE THEIR APPROVAL OF THE EXCHANGE RESOLUTION BY COMPLETING AND RETURNING THE FORM OF PROXY PROVIDED WITH THE ALEXIS NIHON INFORMATION CIRCULAR INSTRUCTING THE PROXYHOLDER TO VOTE THEIR ALEXIS NIHON UNITS IN FAVOUR OF THE EXCHANGE RESOLUTION AT THE MEETING. PROXIES RECEIVED FOR THE SPECIAL MEETING OF ALEXIS NIHON UNITHOLDERS THAT WAS TO BE HELD ON JANUARY 29, 2007 ARE NOT VALID FOR THE MEETING. A NEW FORM OF PROXY WILL BE MAILED BY ALEXIS NIHON TO ALEXIS NIHON UNITHOLDERS ALONG WITH THE NOTICE OF MEETING AND ALEXIS NIHON INFORMATION CIRCULAR IN CONNECTION WITH THE MEETING.

Only those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) should deposit their Alexis Nihon Units in acceptance of the Cash Offer as described in the Original Cash Offer. Alexis Nihon Unitholders that wish to have their Alexis Nihon Units exchanged for Cominar Units under the Exchange should elect to participate in the Exchange.

This Notice of Variation and Extension is accompanied by a Letter of Transmittal printed on green paper for use in connection with the Cash Offer, as increased hereby. Alexis Nihon Unitholders that have already made an election and submitted a letter of transmittal (printed on yellow paper) in connection with the Original Cash Offer and the Exchange may, if they so choose, modify their election by completing and returning the enclosed Letter of Transmittal printed on green paper by no later than February 22, 2007, as instructed herein. If an Alexis Nihon Unitholder has made a previous election and submitted a letter of transmittal, Cominar and Alexis Nihon will accept and honor such election and if an election was made to accept the Original Cash Offer, such election will be treated as an election to accept the increased Cash Offer and the Alexis Nihon Unitholder will receive $18.50 per Alexis Nihon Unit, subject to pro-ration.

8. Payment for Deposited Alexis Nihon Units

Subject to the conditions of the Cash Offer (including each of the conditions for the benefit of Cominar referred to under Section 4, "Conditions of the Cash Offer" in the Original Cash Offer) having been fulfilled or waived by Cominar at the Condition Determination Time, Cominar will become obligated to take up and pay for the Alexis Nihon Units deposited under the Cash Offer (and not withdrawn pursuant to Section 8, "Right of Withdrawal of Deposited Alexis Nihon Units" in the Original Cash Offer or this Notice of Variation and Extension) within all time periods prescribed by Applicable Securities Laws.

Alexis Nihon Unitholders are referred to Section 6 of the Original Cash Offer, "Payment for Deposited Alexis Nihon Units", for details as to the take up of and payment for Alexis Nihon Units under the Cash Offer.

9. Pre-Exchange Unit Redemption

The Pre-Exchange Unit Redemption will only take place if less than $138.75 million is elected under the Cash Offer. There is an aggregate maximum number of 17,284,777 Cominar Units (including in respect of Alexis Nihon Units issued upon conversion of the Alexis Nihon Convertible Debentures) available under the Exchange. If more than such amount is elected under the Exchange then, following completion of the Cash Offer but prior to the commencement of the Exchange, the then outstanding Alexis Nihon Units (other than Alexis Nihon Units held by Cominar or an affiliate or subsidiary of Cominar following the take-up and payment of and for Alexis Nihon Units tendered under the Cash Offer) will be redeemed on a pro rata basis by Alexis Nihon (and thus transferred to Alexis Nihon) to the extent of the difference between: (i) $138.75 million; and (ii) the actual amount of cash used to pay for Alexis Nihon Units under the Cash Offer. The consideration for such redemption shall be an amount of $18.50 per Alexis Nihon Unit payable in cash. This redemption will be a taxable disposition. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular. If the Pre-Exchange Unit Redemption is to take place, fractions will be rounded up to the nearest whole number and at least one whole Alexis Nihon Unit shall be redeemed for cash. **Alexis Nihon Unitholders who fail to deposit their Alexis Nihon Units in acceptance of the Cash Offer and/or the Exchange, together with a Letter of Transmittal, as required under the Cash Offer, as the case may be, will have their Alexis Nihon Units redeemed by Alexis Nihon and transferred to Alexis Nihon pursuant to the Exchange for Cominar Units, subject to the possible Pre-Exchange Unit Redemption, if applicable, which is to occur following completion of the Offer but prior to the commencement of the Exchange.**

10. Right of Withdrawal of Deposited Alexis Nihon Units

All deposits of Alexis Nihon Units pursuant to the Cash Offer are irrevocable, provided that any Alexis Nihon Unit deposited in acceptance of the Cash Offer may be withdrawn at the place of deposit by or on behalf of the depositing Alexis Nihon Unitholder (unless otherwise required or permitted by applicable Laws):

(a) at any time before they have been taken up by Cominar; and

(b) if such Alexis Nihon Units have not been paid for by Cominar within three business days after having been taken up.

In addition, in the event that:

(a) there is a variation of the terms of the Cash Offer before the Expiry Time (including any extension of the period during which Alexis Nihon Units may be deposited thereunder), but excluding, unless otherwise required by applicable Laws, a variation consisting solely of an increase in the consideration offered where the time for deposit is not at the same time extended for more than ten days; or

(b) on or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Cash Offer, a change occurs in the information contained in this Cash Offer or the Cominar Circular, as amended from time to time, that would reasonably be expected to affect the decision of an Alexis Nihon Unitholder to accept or reject the Cash Offer, unless such change is not within the control of Cominar or any affiliate of Cominar except to the extent required by applicable Laws where such change is a change in a material fact relating to the Cominar Units being offered in exchange for the Alexis Nihon Units;

then any Alexis Nihon Units deposited under the Cash Offer and not taken up by Cominar at the date of the notice of change or variation may be withdrawn by or on behalf of the depositing Alexis Nihon Unitholder at any time until the expiration of ten days after the date upon which the notice of such change or variation is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities.

A maximum of $138.75 million is available under the Cash Offer. To the extent that cash is pro-rated, any Alexis Nihon Unit not sold for cash pursuant to the Cash Offer will be automatically withdrawn (without any further action by the depositing Alexis Nihon Unitholder, including the requirement to provide any Notice of Withdrawal in respect thereof) and exchanged for Cominar Units at the Exchange Ratio on a tax-deferred "rollover" basis for Canadian income tax purposes under the Exchange.

Alexis Nihon Unitholders are referred to Section 8 of the Original Cash Offer, "Right of Withdrawal of Deposited Alexis Nihon Units", for a description of the procedures for exercising the right to withdraw Alexis Nihon Units deposited under the Cash Offer.

11. Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Alexis Nihon Unitholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to them. However, such rights must be exercised within prescribed time limits. Alexis Nihon Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

12. Variations to the Cash Offer

The Cash Offer, Circular and the Letter of Transmittal shall be read together with this Notice of Variation and Extension in order to give effect to the variations in the terms and conditions of the Cash Offer and the changes in information to the Cash Offer and Circular set forth in this Notice of Variation and Extension.

13. Trustees' Approval

The contents of this Notice of Variation and Extension have been approved by, and the sending, communication or delivery hereof to the Alexis Nihon Unitholders has been authorized by the Cominar Board.

CERTIFICATE OF COMINAR

Dated: January 26, 2007

The foregoing, together with the Original Cash Offer, the Cominar Circular and the documents incorporated by reference therein, constitutes full, true and plain disclosure of all material facts and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Québec, this Notice of Variation and Extension, the Cash Offer and this Cominar Circular, together with documents incorporated therein by reference and as supplemented by the permanent information record, contain no misrepresentation that is likely to affect the value or the market price of the securities that are the subject of the Cash Offer.

COMINAR REAL ESTATE INVESTMENT TRUST

(signed) Michel Dallaire
President and Chief Executive Officer

(signed) Michel Berthelot
Executive Vice President and
Chief Financial Officer

On behalf of the Board of Trustees

(signed) Robert Després
Trustee

(signed) Ghislaine Laberge
Trustee

SCHEDULE "A"

COMINAR PRO FORMA FINANCIAL STATEMENTS

Pro Forma Consolidated Financial Statements

Cominar Real Estate Investment Trust

Unaudited – See Compilation Report
September 30, 2006

COMPILATION REPORT ON THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Trustees of
Cominar Real Estate Investment Trust:

We have read the accompanying unaudited pro forma consolidated balance sheet of Cominar Real Estate Investment Trust ("Cominar REIT") as at September 30, 2006 and the unaudited pro forma consolidated statements of income for the nine months then ended and for the year ended December 31, 2005, and have performed the following procedures.

1. Compared the figures in the columns captioned "Cominar REIT" to the unaudited consolidated financial statements of Cominar REIT as at September 30, 2006 and for the nine months then ended, and the audited financial statements of Cominar REIT for the year ended December 31, 2005, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Alexis Nihon REIT" to the unaudited consolidated financial statements of Alexis Nihon Real Estate Investment Trust ("Alexis Nihon REIT") as at September 30, 2006 and for the nine months then ended, and the audited financial statements of Alexis Nihon REIT for the year ended December 31, 2005, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of Cominar REIT who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with National Instrument 51-102 Continuous Disclosure Obligations.

The officials:

(a) described to us the basis for determination of the pro forma adjustments; and

(b) stated that the pro forma consolidated financial statements comply as to form in all material respects with National Instrument 51-102 Continuous Disclosure Obligations.

4. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Cominar REIT" and "Alexis Nihon REIT" as at September 30, 2006 and for the nine months then ended, and for the year ended December 31, 2005, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Ernst & Young LLP

Québec City, Canada
January 26, 2007

Chartered Accountants

Cominar Real Estate Investment Trust

PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2006

Unaudited – See the Compilation Report
[in thousands of dollars]

	Cominar REIT $	Alexis Nihon REIT $	Pro forma adjustments $	Note 3	Pro forma consolidated $
ASSETS					
Income properties	688,040	697,397	(23,058)	1(a)	
			(7,074)	2	
			267,085	4	1,622,390
Intangible assets	—	38,167	(38,167)	3	
			7,074	2	
			87,283	5	94,357
Properties under development	17,685	—	—		17,685
Land held for future development	6,590	964	—		7,554
Deferred expenses and other assets	31,731	25,232	20,753	1(a)	
			(23,809)	3	
			(15,603)	1(b)	38,304
Prepaid expenses	7,496	—	7,585	1(b)	15,081
Accounts receivable	14,003	—	2,305	1(a)	
			8,018	1(b)	24,326
Due from companies under common control of certain trustees of the REIT	—	412	—		412
	765,545	762,172	292,392		1,820,109
LIABILITIES AND UNITHOLDERS' EQUITY					
Liabilities					
Mortgages payable	273,966	401,339	(1,992)	1(c)	
			3,103	8	676,416
Convertible debentures	48,181	53,571	20,971	6	
			(17,795)	9	104,928
Bank indebtedness	47,499	57,063	151,750	7	256,312
Intangible liabilities	—	2,606	(2,606)	3	—
Accounts payable and accrued liabilities	20,615	18,351	1,992	1(c)	40,958
Distributions payable to unitholders	3,581	2,086	—		5,667
	393,842	535,016	155,423		1,084,281
Unitholders' equity	371,703	227,156	17,795	9	
			(227,156)	10	
			346,330	10	735,828
	765,545	762,172	292,392		1,820,109

See accompanying notes to the pro forma consolidated financial statements

Cominar Real Estate Investment Trust

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

Year ended December 31, 2005

Unaudited – See the Compilation Report
[in thousands of dollars except per unit amounts]

	Cominar REIT $	Alexis Nihon REIT $	Pro forma adjustments $	Note 4	Pro forma consolidated $
Operating revenues					
Rental revenue from income properties	122,104	121,496	782	2	244,382
Operating expenses	48,022	58,666	—		106,688
Operating income before the under noted	74,082	62,830	782		137,694
Interest on borrowings	21,079	26,413	14,325	4	
			(218)	5	
			(655)	3	
			(1,615)	6	59,329
Depreciation of income properties and amortization of intangible assets	14,766	15,220	16,870	1	
			8,458	7	55,314
Amortization of deferred expenses and other assets	5,648	10,856	(2,212)	3	
			(8,458)	7	5,834
Internalization of construction management company	—	1,613	—		1,613
	41,493	54,102	26,495		122,090
Operating income from real estate assets	32,589	8,728	(25,713)		15,604
Trust administrative expenses	1,757	2,600	—		4,357
Other revenues	238	—	—		238
Net income from continuing operations	31,070	6,128	(25,713)		11,485
Net income from discontinued operations	257	—	—		257
Net income	31,327	6,128	(25,713)		11,742
Basic net income per unit	0.961	0.239		8	0.251
Diluted net income per unit	0.946	0.239		8	0.248

See accompanying notes to the pro forma consolidated financial statements

Cominar Real Estate Investment Trust

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

Nine-months ended September 30, 2006

Unaudited – See the Compilation Report
[in thousands of dollars except per unit amounts]

	Cominar REIT $	Alexis Nihon REIT $	Pro forma adjustments $	Note 5	Pro forma consolidated $
Operating revenues					
Rental revenue from income properties	98,664	102,371	587	2	201,622
Operating expenses	39,205	47,767	—		86,972
Operating income before the under noted	59,459	54,604	587		114,650
Interest on borrowings	16,626	22,613	10,744	4	
			(164)	5	
			(501)	3	
			(1,211)	6	48,107
Depreciation of income properties and amortization of intangible assets	12,088	12,285	12,652	1	
			7,765	7	44,790
Amortization of deferred expenses and other assets	5,136	10,266	(2,365)	3	
			(7,765)	7	5,272
	33,850	45,164	19,155		98,169
Operating income from real estate assets	25,609	9,440	(18,568)		16,481
Trust administration expenses	1,628	1,945	—		3,573
Other revenues	201	—	—		201
Unusual item	554	—	—		554
Net income	23,628	7,495	(18,568)		12,555
Basic net income per unit	0.701	0.290		8	0.262
Diluted net income per unit	0.691	0.290		8	0.260

See accompanying notes to the pro forma consolidated financial statements

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 — Unaudited – See the Compilation Report
[in thousands of dollars except per unit amounts]

1. BASIS OF PRESENTATION

On January 24, 2007, Cominar Real Estate Investment Trust ("Cominar REIT") announced the modification of the cash component of its original offer made on December 22, 2006 (the "Offer") to the unitholders of Alexis Nihon Real Estate Investment Trust ("Alexis Nihon REIT") to acquire trust units of Alexis Nihon REIT. Cominar REIT will acquire all or substantially all of the assets of Alexis Nihon REIT in an exchange for units of Cominar REIT (the "exchange") under a combination agreement dated December 3, 2006 (subsequently amended on December 20, 2006 and on January 24, 2007) ("the Combination Agreement").

Cominar REIT is an unincorporated closed-end real estate investment trust created pursuant to a Contract of Trust on March 31, 1998 under the laws of the Province of Québec. Cominar REIT is authorized to issue an unlimited number of units of a single class. The units represent a unitholder's proportionate and undivided ownership interest in Cominar REIT. Each unit confers the right to one vote at any meeting of unitholders and the right to participate equally and ratably in any distributions.

The accompanying unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of income of Cominar REIT have been prepared by management in accordance with National Instrument 51-102 Continuous Disclosure Obligations using information derived from the unaudited consolidated financial statements of Cominar REIT and the unaudited consolidated financial statements of Alexis Nihon REIT as at September 30, 2006 and for the nine months then ended, and the audited financial statements of Cominar REIT and Alexis Nihon REIT for the fiscal year ended December 31, 2005, respectively.

The accounting policies used in preparing the pro forma consolidated financial statements are in accordance with those disclosed in the audited financial statements of Cominar REIT.

The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the transactions in the Cominar Real Estate Investment Trust Circular ("the Circular") and the audited financial statements of Cominar REIT and Alexis Nihon REIT including the accompanying notes.

The unaudited pro forma consolidated financial statements of Cominar REIT are not necessarily indicative of the results or financial position that actually would have been achieved if the transactions and assumptions reflected herein had actually occurred on the dates indicated or the results or financial position of Cominar REIT that may be obtained in the future. In preparing these unaudited pro forma consolidated financial statements, no adjustments have been made to reflect the operating synergies or savings with respect to general and administrative costs, if any, expected to result from the combination of Cominar REIT and Alexis Nihon REIT.

[in thousands of dollars except per unit amounts]

1. BASIS OF PRESENTATION [Cont'd]

The purchase price and the purchase price allocation are based on preliminary estimates including estimates of fair values as at the date of the preparation of these unaudited pro forma consolidated financial statements and do not necessarily reflect values that will be used at the time the combination of Cominar REIT and Alexis Nihon REIT is effected and the Closing Date occurs, and accordingly, are subject to material change. In addition, the number of units of Alexis Nihon REIT acquired as set out in the purchase equation is based on the number of units outstanding on September 30, 2006. This number of units doesn't reflect the number of Alexis Nihon REIT Units that will be outstanding and acquired as part of the transaction due to the convertible debentures converted after September 30, 2006.

2. PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA CONSOLIDATED STATEMENT OF INCOME

Pursuant to "the cash Offer" as modified by a notice of variation and extension dated January 26, 2007 and as contemplated by an amendment to the Combination Agreement on January 24, 2007, Cominar REIT offers to purchase from all of the Alexis Nihon REIT Unitholders, including Alexis Nihon REIT Unitholders upon the conversion of the Alexis Nihon REIT Convertible Debentures, for $18.50 cash per Alexis Nihon REIT Unit, Alexis Nihon REIT Units to a maximum of $138,750 in the aggregate. In the event more than such amount is elected under the Offer, then the cash payable to each former Alexis Nihon REIT Unitholder will be pro-rated according to the number of Alexis Nihon REIT Units deposited by each such former Alexis Nihon REIT Unitholder divided by the total number of Alexis Nihon REIT Units deposited pursuant to the Offer, with the balance to be paid in Cominar REIT Units. Following the Offer, Cominar REIT intends to buy all or substantially all of Alexis Nihon REIT's assets in consideration for the issuance by Cominar REIT to Alexis Nihon REIT of Cominar REIT Units (the "Exchange") on the basis of an exchange ratio of 0.77 of a Cominar REIT Unit (subject to adjustment) for each issued and outstanding Alexis Nihon REIT Unit and the assumption by Cominar REIT of all of Alexis Nihon REIT's liabilities (with certain agreed exceptions). All of the issued and outstanding Alexis Nihon REIT Units (except for certain Alexis Nihon REIT Units to be held by Cominar REIT upon completion of the Offer) will then be redeemed or retracted by Alexis Nihon REIT whereby such Alexis Nihon REIT Units will be transferred to Alexis Nihon REIT in exchange for Cominar REIT Units in accordance with the Exchange Ratio. There is a maximum of 17,284,777 Cominar REIT Units available under the Exchange (taking into account 3,102,564 units as at September 30, 2006 to be issued on the potential conversion of all Alexis Nihon REIT Convertible Debentures). From October 1st, 2006 to January 24, 2007, a total of 1,380,238 units have been issued under the conversion of 24,468 convertible debentures. No adjustment has been

[in thousands of dollars except per unit amounts]

2. PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA CONSOLIDATED STATEMENT OF INCOME [Cont'd]

considered to reflect these conversions in the pro forma consolidated financial statements. If more than 17,284,777 Cominar REIT Units are elected under the Exchange then, following completion of the Offer but prior to the commencement of the Exchange, the then outstanding Alexis Nihon REIT Units (other than Alexis Nihon REIT Units held by Cominar REIT) will be redeemed on a pro rata basis by Alexis Nihon REIT (and thus transferred to Alexis Nihon REIT) to the extent of the difference between $138,750 and the actual amount of cash used to pay for Alexis Nihon REIT Units under the Offer.

For pro forma financial statements purposes, Cominar REIT Units to be issued will be allocated a value of $24.42 per unit, i.e. the average closing price for Cominar REIT Units on the Toronto Stock Exchange ("TSX") on the five trading days preceding January 24, 2007, the date the modified offer was announced, and it is assumed that 14,182,213 Cominar REIT Units will be issued (and that none of the Convertible Debentures are converted) and the maximum amount of cash of $138,750 will be used.

The transaction will be accounted for using the purchase method. The unaudited pro forma consolidated financial statements contained herein reflect the transaction based on the assumption that all Alexis Nihon REIT units are acquired under the transaction.

The following table summarizes the details and assumptions regarding the purchase price:

	2006 **$**
Acquisition of Alexis Nihon REIT	
Fair value of Cominar REIT units issued	
[14,182,213 units issued at $24.42 per unit]	**346,330**
Cash consideration	**138,750**
Estimated closing costs	**13,000**
	498,080

[in thousands of dollars except per unit amounts]

2. PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA CONSOLIDATED STATEMENT OF INCOME [Cont'd]

The following table summarizes the purchase price allocation, based on the estimated fair value of assets and liabilities:

	2006 $
ASSETS	
Income properties	**941,424**
Intangible assets	**87,283**
Land held for future development	**964**
Deferred expenses and other assets	**6,573**
Prepaid expenses	**7,585**
Accounts receivable	**10,323**
Due from companies under common control of certain trustees of the REIT	**412**
	1,054,564
LIABILITIES	
Mortgages payable	**402,450**
Convertible debentures	**74,542**
Bank indebtedness	**57,063**
Accounts payable and accrued liabilities	**20,343**
Distributions payable to unitholders	**2,086**
	556,484
Net asset acquired	**498,080**

For convertible debentures converted prior to the transaction date, the effect will be to decrease the amount allocated to convertible debentures and to increase the amount of the adjustment to unitholders' equity.

The unaudited pro forma consolidated balance sheet of Cominar REIT as at September 30, 2006 has been prepared using information drawn from the unaudited consolidated balance sheets of Cominar REIT and Alexis Nihon REIT as at September 30, 2006, as if the transactions outlined herein had occurred on September 30, 2006.

[in thousands of dollars except per unit amounts]

2. PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA CONSOLIDATED STATEMENT OF INCOME [Cont'd]

The unaudited pro forma consolidated statement of income of Cominar REIT for the year ended December 31, 2005 has been prepared using information drawn from the audited consolidated statements of income of Cominar REIT and Alexis Nihon REIT for the year ended December 31, 2005, as if the transactions outlined herein had occurred on January 1, 2005.

The unaudited pro forma consolidated statement of income of Cominar REIT for the nine months ended September 30, 2006 has been prepared using information drawn from the unaudited consolidated statements of income of Cominar REIT and Alexis Nihon REIT for the nine months ended September 30, 2006 as if the transactions outlined herein had occurred on January 1, 2006.

3. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2006

The unaudited pro forma consolidated balance sheet includes the following adjustments:

1. Certain Alexis Nihon REIT figures in the interim financial statements as at September 30, 2006 have been reclassified to conform to the presentation adopted by Cominar REIT.

   (a) Reclassification of assets recognized from Income properties to:

	$
Deferred expenses and other assets	**20,753**
Accounts receivable	**2,305**
	23,058

[in thousands of dollars except per unit amounts]

3. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2006 [Cont'd]

(b) Reclassification of assets recognized from Deferred expenses and other assets to:

	$
Accounts receivable	**8,018**
Prepaid expenses	**7,585**
	15,603

(c) Reclassification of accrued interest from Mortgages payable to Accounts payable and accrued liabilities.

2. One Cominar REIT figure in the interim financial statements as at September 30, 2006 has been reclassified:

	$
Reclassification of assets recognized from Income properties to Intangible assets	**7,074**

3. All the historical costs of Alexis Nihon REIT related to the intangible assets and to the deferred rental expenses such as leasehold improvement and other costs, including tenant inducements and leasing commissions, as well as the deferred expenses related to securing financing have been eliminated.

4. Adjustment to Alexis Nihon REIT Income properties to present them at their estimated fair value on the acquisition date. The adjustment represents the appreciation relating to the identifiable tangible assets, i.e. the buildings and land.

5. Adjustment to Alexis Nihon REIT Intangible assets to present them at their estimated fair value on the acquisition date. The adjustment is recognized in accordance with the Abstracts of the discussions of the Emerging Issues Committee EIC-137 and EIC-140 of the Canadian Institute of Chartered Accountants that require Cominar REIT to separately recognize the fair market values of the intangible assets represented by the purchase price in respect of the existing operating leases and client relationships.

[in thousands of dollars except per unit amounts]

3. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2006 [Cont'd]

6. Adjustment related to the discount of "Convertible Debentures" to present them at their estimated fair value on the acquisition date. The fair value of the Convertible Debentures has been estimated based on the current market rate for debt securities with similar terms and maturities. The discount is amortized over the remaining term.

7. Cominar REIT has entered into a commitment letter (the "Financing Commitment") with a Canadian Chartered bank (the "Lender") for credit facilities (the "Credit Facilities") to fund the cash consideration and related costs required in connection with the transaction.

   Amounts outstanding under the Credit Facilities will bear interest at varying rates depending upon, among other things, the facility and timing. Amounts may be advanced, at the election of the borrower, as either: (i) prime rate advances at interest rates varying between the prime rate plus 0.25% to 5.5%; or (ii) bankers' acceptances utilizations at varying rates equal to the applicable bankers' acceptances rate plus 1.75% to 6.5%. Principal amounts outstanding under the Credit Facilities may be repaid or prepaid at any time without penalty or bonus, subject to normal breakage costs.

   Certain of the Credit Facilities will be secured and will contain covenants, events of default and other terms customary for credit facilities of this nature, including certain restrictions on the disposition of Cominar REIT properties, the further incurring of liens on its property, assets and undertakings and on the incurring of additional indebtedness.

   The Credit Facilities include conditions precedent to the financing covenants which are typical in real estate financings, such as the quantity of security, the provision of customary legal opinions and the obtaining of all required consents. There is no due diligence condition precedent.

   It is assumed that the total amount of $150,000 [bearing interest at 9.4% as at January 24, 2007, based on the Cominar REIT's current credit rating] of a twelve-month unsecured non-revolving bridge facility forming part of the Credit Facilities will be used. The outstanding amount of $1,750 will be used from cash on hand and existing credit facilities.

[in thousands of dollars except per unit amounts]

3. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2006 [Cont'd]

8. Adjustment related to the discount of the Mortgages payable to present them at their estimated fair value on the acquisition date. The fair value of the mortgages payable has been estimated based on current market rates for mortgages with similar terms and maturities. The discounts are amortized over the remaining term of the respective mortgages.

9. Adjustment to present the equity component of the Alexis Nihon REIT Convertible Debentures totalling $17,795 under the Unitholders' equity.

10. Adjustment to eliminate the Alexis Nihon REIT equity and to present the value allocated to Cominar REIT units issued as consideration to the acquisition.

4. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005

The unaudited pro forma consolidated statement of income for the year ended December 31, 2005 includes the following adjustments:

1. The depreciation of income properties and amortization of intangible assets have been adjusted based on the estimated additional values allocated on the acquisition date as follows:

	$	
Depreciation of buildings	5,743	Straight-line over 40 years
Amortization of intangible assets	11,127	Straight-line over the estimated term of the respective leases
	16,870	

[in thousands of dollars except per unit amounts]

4. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005 [Cont'd]

2. Adjustment to reflect the additional amortization related to below-market leases, calculated according to the estimated remaining terms of the respective leases.

3. Elimination of the historical amortization of Alexis Nihon REIT related to deferred leasing costs of $2,212 and deferred financing costs of $655 which are written off.

4. Interest [9.4% as at January 24, 2007, based on the Cominar REIT's current credit rating] on additional borrowings of $151,750 are based on interest rate varying between prime rate plus 2.5% to prime rate plus 5.5% or at the rate of bankers' acceptances plus 3.5% to 6.5%. For the requirements of the pro forma financial statements, the prime rate amounted to 6.0%, i.e. the rate in effect as at January 24, 2007 and the rate of bankers' acceptances was set at 4.3%, i.e. 1.70% less than the prime rate, on average.

   It is intended that borrowings of $150,000 under the unsecured non-revolving bridge facility will be refinanced with fixed mortgage financing secured by various Cominar REIT properties or other securities some time subsequent to the Closing Date.

5. Amortization of the discount accounted for on recognition of Alexis Nihon REIT Convertible Debentures at their fair market value on the acquisition date.

6. Amortization of the discount accounted for on recognition of Alexis Nihon REIT mortgages payable at their fair market value on the acquisition date.

7. Reclassification of the intangible assets amortization previously recorded under the Amortization of deferred expenses and other assets to the Depreciation of income properties and amortization of intangible assets.

8. Per unit calculations are based on the weighted average number of units outstanding for the period. The calculation of per unit information on a diluted basis considers the potential exercise of outstanding unit options of Cominar REIT to the extent each unit option is dilutive. The weighted average number of units has been adjusted to reflect the number of Cominar REIT units to be issued [see note 2]. The potential issuance of units under Convertible Debentures has an anti-dulitive effect on the calculation of diluted net income per unit.

[in thousands of dollars except per unit amounts]

4. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005 [Cont'd]

The following table provides a summary:

	Cominar REIT as at December 31, 2005	Pro forma adjustments	Pro forma consolidated
Weighted average number of units outstanding-basic	32,585,028	14,182,213	46,767,241
Effect of dilutive unit options	526,294	—	526,294
Weighted average number of units outstanding-diluted	33,111,322	14,182,213	47,293,535

5. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

The unaudited pro forma consolidated statement of income for the nine months ended September 30, 2006 includes the following adjustments:

1. The depreciation of income properties and amortization of intangible assets have been adjusted based on the estimated additional values allocated on the acquisition date as follows:

	$	
Depreciation of buildings	**4,307**	Straight-line over 40 years
Amortization of intangible assets	**8,345**	Straight-line over the estimated term of the respective leases
	12,652	

2. Adjustment to reflect the additional amortization related to below-market leases, calculated according to the estimated remaining terms of the respective leases.

[in thousands of dollars except per unit amounts]

5. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 [Cont'd]

3. Elimination of the historical amortization of Alexis Nihon REIT related to deferred leasing costs of $2,365 and deferred financing costs of $501 which are written off.

4. Interest [9.4% as at January 24, 2007, based on the Cominar REIT's current credit rating] on additional borrowings of $151,750 are based on interest rate varying between prime rate plus 2.5% to prime rate plus 5.5% or at the rate of bankers' acceptances plus 3.5% to 6.5%. For the requirements of the pro forma financial statements, the prime rate amounted to 6.0%, i.e. the rate in effect as at January 24, 2007 and the rate of bankers' acceptances was set at 4.3%, i.e. 1.70% less than the prime rate, on average.

   It is intended that borrowings of $150,000 under the unsecured non-revolving bridge facility will be refinanced with fixed mortgage financing secured by various Cominar REIT properties or other securities some time subsequent to the Closing Date.

5. Amortization of the discount accounted for on recognition of Alexis Nihon REIT Convertible Debentures at their fair market value on the acquisition date.

6. Amortization of the discount accounted for on recognition of Alexis Nihon REIT mortgages payable at their fair market value on the acquisition date.

7. Reclassification of the intangible assets amortization previously recorded under the Amortization of deferred expenses and other assets to the Depreciation of income properties and amortization of intangible assets.

8. Per unit calculations are based on the weighted average number of units outstanding for the period. The calculation of per unit information on a diluted basis considers the potential exercise of outstanding unit options of Cominar REIT to the extent each unit option is dilutive. The weighted average number of units has been adjusted to reflect the number of Cominar REIT units to be issued [see note 2]. The potential issuance of units under Convertible Debentures has an anti-dulitive effect on the calculation of diluted net income.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

[in thousands of dollars except per unit amounts]

5. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 [Cont'd]

The following table provides a summary:

	Cominar REIT as at September 30, 2006	**Pro forma adjustments**	**Pro forma consolidated**
Weighted average number of units outstanding-basic	**33,699,511**	**14,182,213**	**47,881,724**
Effect of dilutive unit options	**497,118**	**—**	**497,118**
Weighted average number of units outstanding-diluted	**34,196,629**	**14,182,213**	**48,378,842**

QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE DEALER MANAGER OR THE DEPOSITARY

*The **Dealer Manager** for the solicitation of proxies is:*

NATIONAL BANK FINANCIAL INC.

The Exchange Tower

130 King Street West

Suite 3200, P.O. Box 21

Toronto, Ontario M5X 1J9

Telephone: 1-800-636-3675

Facsimile: 416-869-6540

e-mail: garvin.blair@nbfinancial.com

*The **Depositary** for the Cash Offer and the Exchange is:*

COMPUTERSHARE INVESTOR SERVICES INC.

By Registered Mail, Hand or by Courier:

100 University Avenue

9th Floor

Toronto, Ontario M5J 2Y1

Attention: Corporate Actions

By Mail:

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario M5C 3H2

Attention: Corporation Actions

For Information:

Telephone: 1-800-564-6253 (toll-free within Canada and the U.S.)

International Calls: 514-982-7888

e-mail: corporateactions@computershare.com

Any questions and requests for assistance or additional copies of the Notice of Variation and Extension, the Cash Offer and Circular and the Letter of Transmittal may be directed by Alexis Nihon Unitholders to the Dealer Manager or the Depositary at their respective telephone numbers and addresses set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

THIS LETTER OF TRANSMITTAL IS FOR USE IN CONJUNCTION WITH THE CASH OFFER AND THE EXCHANGE.

COMINAR REAL ESTATE INVESTMENT TRUST

LETTER OF TRANSMITTAL

FOR UNITS OF

ALEXIS NIHON REAL ESTATE INVESTMENT TRUST

THE CASH OFFER, AS AMENDED BY A NOTICE OF VARIATION AND EXTENSION DATED JANUARY 26, 2007, WILL BE OPEN FOR ACCEPTANCE UNTIL 5 P.M. (MONTREAL TIME) ON FEBRUARY 22, 2007 (THE "EXPIRY TIME") UNLESS THE CASH OFFER IS EXTENDED OR WITHDRAWN.

Alexis Nihon Unitholders that have already made an election and submitted a letter of transmittal (printed on yellow paper) in connection with the original Cash Offer and the Exchange may, if they so choose, modify their election by completing and returning this Letter of Transmittal by no later than February 22, 2007, as instructed herein. If an Alexis Nihon Unitholder has made a previous election and submitted a letter of transmittal, Cominar and Alexis Nihon will accept and honor such election and if an election was made to accept the original Cash Offer, such election will be treated as an election to accept the increased Cash Offer and the Alexis Nihon Unitholder will receive $18.50 per Alexis Nihon Unit, subject to pro-ration.

Proxies received for the special meeting that was to be held on January 29, 2007 are not valid for the Meeting. A new form of proxy will be mailed by Alexis Nihon to Alexis Nihon Unitholders along with the Notice of Meeting and Alexis Nihon Information Circular in connection with the Meeting.

While the Expiry Time is subsequent to the time of the Meeting, all Alexis Nihon Unitholders are urged to tender their Alexis Nihon Units or deposit their Alexis Nihon Unit certificates at the same time and together with a duly completed form of proxy and this Letter of Transmittal.

The Depositary (see below for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

A holder of Alexis Nihon Units (a "Alexis Nihon Unitholder") holding Alexis Nihon Units registered in the name of a broker, dealer, financial institution or other intermediary must contact such broker, dealer, financial institution or other intermediary to effect the transaction for the Alexis Nihon Unitholder.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for units (the "Alexis Nihon Units") of Alexis Nihon Real Estate Investment Trust ("Alexis Nihon") deposited pursuant to (i) the cash offer dated December 20, 2006, as amended by a Notice of Variation and Extension dated January 26, 2007 (the "Notice") (the Cash Offer as amended by the Notice being referred to collectively herein as the "Cash Offer") by Cominar Real Estate Investment Trust ("Cominar") to holders of Alexis Nihon Units, or (ii) the exchange transaction (the "Exchange") pursuant to which Cominar has agreed, subject to certain conditions, to purchase all or substantially all of the property, assets and undertaking of Alexis Nihon in consideration of, among other things, units in the capital of Cominar (the "Cominar Units") on the basis of an exchange ratio of 0.77 of a Cominar Unit per Alexis Nihon Unit. Alexis Nihon will then redeem the Alexis Nihon Units in exchange for the Cominar Units.

In addition to the foregoing procedure, Alexis Nihon Units may be deposited by book-entry transfer through The Canadian Depositary for Securities Limited in a manner acceptable to Cominar. See Section 3 of the Cash Offer, "Manner of Acceptance — Letter of Transmittal".

A LETTER OF TRANSMITTAL SHOULD BE COMPLETED BY EVERY REGISTERED HOLDER

OF ALEXIS NIHON UNITS. FAILURE TO COMPLETE A LETTER OF TRANSMITTAL WILL RESULT IN PARTICIPATION IN THE PRE-EXCHANGE UNIT REDEMPTION AND/OR THE EXCHANGE, AS SET FORTH HEREIN.

Subject to the immediately following paragraph, the terms and conditions of the Cash Offer, related take-over bid circular (the "Cominar Circular") together with the Notice of Change to the Alexis Nihon Trustees' circular in respect of the Cash Offer, the circular in respect of the Meeting (the "Alexis Nihon Information Circular"), each dated January 26, 2007 (collectively, the "Circulars"), are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Circulars have the meanings set out in the Circulars.

The information concerning Alexis Nihon contained in the Cash Offer, and in the related Cominar Circular is based solely upon publicly available information, except where otherwise noted. Although Cominar has no actual knowledge that would indicate that any statements contained herein taken from or based on such documents or records are untrue or incomplete, Cominar assumes no responsibility for the accuracy or completeness of the information contained in such documents or records. The information concerning Cominar contained in the Notice of Change to the Trustees' Circular in connection with the Cash Offer and in the new Alexis Nihon Information Circular is based solely upon publicly available information, except where otherwise noted. Although Alexis Nihon has no actual knowledge that would indicate that any statements contained herein taken from or based on such documents or records are untrue or incomplete, Alexis Nihon assumes no responsibility for the accuracy or completeness of the information contained in such documents or records. No person has been authorized to give information or to make any representations in connection with the transactions other than those contained in the accompanying Cash Offer and the Circulars and, if given or made, any such information or representations should be considered not to have been authorized by Cominar or Alexis Nihon, as applicable.

Cominar will not issue any fractional Cominar Units. To the extent that a registered Alexis Nihon Unitholder becomes entitled to fractional Cominar Units, the Depositary, acting as agent for the registered Alexis Nihon Unitholders, will be required to sell a number of Cominar Units equal to the aggregate of such fractional Cominar Units through the TSX and pay the net proceeds of these sales, less brokerage sales commissions, to the applicable depositing Alexis Nihon Unitholders.

The maximum amount of cash available under the Cash Offer to the Alexis Nihon Unitholders will be limited to $138.75 million, and in the event more than such amount is elected under the Cash Offer, then the cash payable to each former Alexis Nihon Unitholder who accepted the Cash Offer will be pro-rated according to the number of Alexis Nihon Units deposited by each such former Alexis Nihon Unitholder pursuant to the Cash Offer divided by the total number of Alexis Nihon Units deposited pursuant to the Cash Offer.

To the extent that cash is pro-rated, any Alexis Nihon Units not so purchased for cash pursuant to the Cash Offer will be automatically withdrawn (without any further action by the depositing Alexis Nihon Unitholder) with the result that such Alexis Nihon Units will be exchanged for Cominar Units at the Exchange Ratio on a tax-deferred "rollover" basis for Canadian income tax purposes under the Exchange. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

The undersigned also specifically acknowledges that there is an aggregate maximum number of 17,284,777 Cominar Units (including in respect of Alexis Nihon Units issued upon conversion of the Alexis Nihon Convertible Debentures) available under the Exchange. If more than such amount is elected under the Exchange then, following completion of the Cash Offer but prior to the commencement of the Exchange, the then outstanding Alexis Nihon Units (other than Alexis Nihon Units held by Cominar or an affiliate or subsidiary of Cominar following the take-up and payment of and for Alexis Nihon Units tendered under the Cash Offer) will be redeemed on a pro rata basis by Alexis Nihon (and thus transferred to Alexis Nihon) to the extent of the difference between: (i) $138.75 million; and (ii) the actual amount of cash used to pay for Alexis Nihon Units under the Cash Offer. The consideration for such redemption shall be an amount of $18.50 per Alexis Nihon Unit payable in cash. This redemption will be a taxable disposition. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

REGISTERED ALEXIS NIHON UNITHOLDERS WHO FAIL TO DEPOSIT THEIR ALEXIS NIHON UNITS IN ACCEPTANCE OF THE CASH OFFER OR THE EXCHANGE, TOGETHER WITH A LETTER OF TRANSMITTAL, AS REQUIRED UNDER THE CASH OFFER OR THE EXCHANGE, AS THE CASE MAY BE, WILL HAVE THEIR ALEXIS NIHON UNITS REDEEMED AND THEREBY TRANSFERRED TO ALEXIS NIHON PURSUANT TO THE EXCHANGE AND RECEIVE COMINAR

UNITS, SUBJECT TO THE PRE-EXCHANGE UNIT REDEMPTION, IF APPLICABLE, WHICH IS TO OCCUR, PRIOR TO THE COMMENCEMENT OF THE EXCHANGE. THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. SEE SECTION 21, "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS" IN THE COMINAR CIRCULAR.

Alexis Nihon Unitholders that are not residents of Canada are urged to accept the Cash Offer. Please see Section 21, "Certain Canadian Federal Income Tax Considerations" and Section 16, "Risk Factors" in the Cominar Circular.

TO: COMINAR REAL ESTATE INVESTMENT TRUST

AND TO: ALEXIS NIHON REAL ESTATE INVESTMENT TRUST

AND TO: COMPUTERSHARE INVESTOR SERVICES, THE DEPOSITARY, AT ITS OFFICES SET OUT HEREIN

Subject only to the provisions of the Cash Offer and herein regarding withdrawal, the undersigned irrevocably accepts the Cash Offer for, or delivers for redemption and exchange pursuant to the Exchange, such Alexis Nihon Units described herein (the "Deposited Units"), in accordance with the election below, upon the terms and conditions contained in the Cash Offer or the new Alexis Nihon Information Circular, as the case may be, and hereby delivers, deposits and tenders the enclosed certificates for the number of Deposited Units indicated herein.

The undersigned (a) acknowledges receipt of the Cash Offer including the Notice, and the Circulars, and (b) represents and warrants that (i) the undersigned has full power and authority to deposit, exchange, sell, assign and transfer without restriction the Deposited Units; (ii) the undersigned has not sold, assigned, transferred or agreed to sell, assign or transfer any such Deposited Units to any other person; (iii) the undersigned has good title and is the beneficial owner of the Deposited Units being deposited within the meaning of applicable securities laws; (iv) if and when the Deposited Units are taken up and paid for by Cominar under the Cash Offer or redeemed or retracted by Alexis Nihon pursuant to the Pre-Exchange Unit Redemption or the Exchange, as the case may be, Cominar or Alexis Nihon, as applicable, will acquire good and marketable title to the Deposited Units, free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of third parties of any nature whatsoever; and (v) the deposit of the Alexis Nihon Units complies with applicable securities laws.

IN CONSIDERATION OF PAYMENT ON THE TERMS SET OUT IN THE CASH OFFER, and subject only to the rights of withdrawal set out in the Cash Offer and the Notice, the undersigned hereby irrevocably deposits, exchanges, sells, assigns, and transfers, as the case may be to Cominar under the Cash Offer or to Alexis Nihon pursuant to the Pre-Exchange Unit Redemption or the Exchange, as the case may be, all right, title and interest of the undersigned in and to the Deposited Units and in and to any and all distributions (except as contemplated pursuant to the Cash Offer or the Exchange), payments, securities, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on, or in respect of, the Deposited Units or any of them (collectively, "Other Property"), as well as the right of the undersigned to receive any and all Other Property.

If, notwithstanding such sale, assignment and transfer, any Other Property is received by or made payable to or to the order of the undersigned, such Other Property will be received and held by the undersigned for the account of Cominar and the undersigned shall forthwith remit and transfer such Other Property to the Depositary for the account of Cominar, together with all necessary assignments or endorsements in respect thereof. Pending such remittance, Cominar will be entitled to all rights and privileges as owner of any such Other Property, and may withhold the entire purchase price payable by Cominar or deduct, the amount or value thereof, as determined by Cominar in its sole discretion. The undersigned waives the right of the undersigned to receive notice of the purchase of the deposited Alexis Nihon Units.

The undersigned agrees that all questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Alexis Nihon Units or Other Property and accompanying documents deposited pursuant to the Cash Offer, or the Exchange, as the case may be, will be determined by Cominar in its sole discretion and that such determination will be final and binding. The following are the details of the enclosed certificate(s):

Description of Deposited Alexis Nihon Units Box 1 — Total Number of Alexis Nihon Units Deposited under the Offer and the Exchange

(if insufficient space, attach a list in the below form)

Name in which Alexis Nihon Units are Registered	Certificate No. (if applicable)[1]	Number of Alexis Nihon Units deposited
TOTAL:		

Note:

(1) This column need not be completed by Alexis Nihon Unitholders delivering Alexis Nihon Units by book-entry transfer (see Block A below).

ELECTION AS TO DEPOSIT

PART A **ACCEPTANCE AND TENDER TO THE CASH OFFER**

☐ CHECK HERE IF YOU ARE TENDERING AND SUBMITTING YOUR ALEXIS NIHON UNITS UNDER THE CASH OFFER (SUBJECT TO PRO-RATION) (i.e., you wish to sell your Alexis Nihon Units for the cash consideration under the Cash Offer on a taxable basis).

PART B **PARTICIPATION IN THE EXCHANGE**

☐ CHECK HERE IF YOU ARE SUBMITTING YOUR ALEXIS NIHON UNITS UNDER THE EXCHANGE (SUBJECT TO PRO-RATION AND TO THE PRE-EXCHANGE UNIT REDEMPTION, IF APPLICABLE) (i.e., you wish to receive Cominar Units for your Alexis Nihon Units on a tax-deferred basis, subject to the Pre-Exchange Unit Redemption, which is a taxable disposition.)[1]

Note:

(1) You will be deemed to have elected to receive Cominar Units under the Exchange (i.e., on a tax-deferred basis subject to the Pre-Exchange Unit Redemption, if applicable, which is to occur, prior to the commencement of the Exchange), if you do not check any of the boxes, if you check both boxes (in both of Part A and Part B) or if this Letter of Transmittal is received after the Expiry Time.

The undersigned irrevocably constitutes and appoints any trustee or officer of Cominar and each of them, and any other person designated by Cominar in writing, as the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Units taken up and paid for under the Cash Offer and transferred to Alexis Nihon pursuant to a Pre-Exchange Unit Redemption, which is to occur, prior to the commencement of the Exchange on a taxable basis, or transferred to Alexis Nihon pursuant to their redemption or retraction under the Exchange, as the case may be, and any Other Property with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned: (i) register or record, transfer and enter the transfer of such Deposited Units and Other Property on the appropriate securities register of Alexis Nihon; (ii) for as long as any such Deposited Units are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), execute and deliver (provided the same is not contrary to applicable law) as and when requested by Cominar any instruments of proxy, authorization or consent in form and on terms satisfactory to Cominar in respect of such Deposited Units and Other Property, and to designate in any such instruments or proxy any person or persons as the proxyholder of the undersigned in respect of such Deposited Units and Other Property; (iii) execute, endorse and negotiate any cheques or other instruments representing any such Other Property payable to or to the order of the undersigned; and (iv) exercise any rights of the undersigned with respect to such Deposited Units and Other Property.

The undersigned irrevocably revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Units or any Other Property, other than pursuant to the proxy completed and delivered by the undersigned in connection with the Meeting which, for greater certainty and notwithstanding anything herein to the contrary, shall not be revoked or superseded hereby. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Units or any Other Property by or on behalf of the undersigned other than pursuant to the proxy completed and delivered by the undersigned in connection with the Meeting, unless the Deposited Units are not taken up and paid for under the Cash Offer, or redeemed or retracted under the Pre-Exchange Unit Redemption, if applicable, or the Exchange, as the case may be.

Other than pursuant to the proxy completed and delivered by the undersigned in connection with the Meeting, the undersigned agrees not to vote any of the Deposited Units, or Other Property, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Deposited Units or Other Property or otherwise act with respect thereto. The undersigned further agrees to execute and deliver to Cominar, provided it is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of Cominar, any and all further instruments of proxy, authorization or consent, in form and on terms satisfactory to Cominar, in respect of any such Deposited Units or Other Property. The undersigned irrevocably agrees further to designate in any such further instrument of proxy the person or persons specified by Cominar as the proxyholder of the undersigned in respect of the Deposited Units or Other Property.

The undersigned irrevocably covenants and agrees to execute, upon request, all such additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Units and Other Property effectively to Cominar or the transfer of the Deposited Units to Alexis Nihon pursuant to the Cash Offer or redemption or retraction by Alexis Nihon, as applicable.

Each authority herein conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, personal representatives, successors and assigns of the undersigned.

The undersigned irrevocably instructs and directs Cominar and the Depositary to issue or cause to be issued and to mail the certificates representing Cominar Units exchanged for the Deposited Units redeemed or retracted under the Exchange (and thus transferred to Alexis Nihon) and the cheque representing any cash payable pursuant to the Cash Offer, the Pre-Exchange Unit Redemption or in lieu of fractional Cominar Units in the name indicated below by first class mail, postage prepaid, or to hold such certificates and/or cheques for pick-up, in accordance with the instructions given below.

Any Deposited Units not purchased by Cominar pursuant to the Cash Offer or redeemed or retracted by Alexis Nihon pursuant to the Pre-Exchange Unit Redemption, if applicable, or the Exchange, as the case may be, will be returned at Alexis Nihon's expense promptly by returning the documents deposited by the Alexis Nihon Unitholder including, if applicable, any certificates representing the Alexis Nihon Units. Documents and certificates representing the Alexis Nihon Units will be forwarded by first class prepaid mail in the name of and to the address specified by the Alexis Nihon Unitholder herein or, if such name or address is not so specified, in such name and to such address as are shown on the registers of Alexis Nihon.

The undersigned understands that acceptance of the Cash Offer or electing to participate in the Exchange pursuant to the procedures described below will constitute an agreement between the undersigned and Cominar in accordance with the terms and conditions of the Cash Offer or the Exchange, including the undersigned's representation and warranty that the undersigned owns the Deposited Units.

Cominar reserves the right to permit the Cash Offer or the Exchange to be accepted in a manner other than that set out herein.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and each of you shall be deemed to have required that any contract evidenced by the Cash Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. *En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné, Cominar et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre acceptée par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.*

ALL ALEXIS NIHON UNITHOLDERS SUBMITTING ALEXIS NIHON UNITS UNDER THE EXCHANGE SHOULD COMPLETE BLOCK A, BLOCK B AND BLOCK C WHILE ALL ALEXIS NIHON UNITHOLDERS TENDERING AND SUBMITTING ALEXIS NIHON UNITS UNDER THE CASH OFFER SHOULD COMPLETE BLOCK B AND BLOCK C, BELOW.

IN ADDITION TO THE FOREGOING, ALL UNITED STATES ALEXIS NIHON UNITHOLDERS SHOULD COMPLETE BLOCK E, BELOW.

BLOCK A ISSUE COMINAR UNIT CERTIFICATE AND/OR CHEQUE IN THE NAME OF: (please print or type) (See Instruction 2)	**BLOCK B** SEND COMINAR UNIT CERTIFICATE AND/OR CHEQUE (Unless Block "C" is checked) TO: ☐ Same address as Block 'A' or to:
(Name)	(Name)
(Street Address and Number)	(Street Address and Number)
(City and Province)	(City and Province)
(Country and Postal Code)	(Country and Postal Code)
(Telephone — Business Hours)	
(Tax Identification, Social Insurance Number or Social Security No.)	
BLOCK C ARE YOU EITHER A U.S. RESIDENT, A U.S. CITIZEN OR A PERSON ACTING ON BEHALF OF OR FOR THE BENEFIT OF SUCH A PERSON? ☐ YES ☐ NO If Yes is checked, you must complete Block E	**BLOCK D** HOLD COMINAR UNIT CERTIFICATE AND/OR CHEQUE FOR PICK-UP? ☐YES

SIGNATURES AND GUARANTEES

Signature guaranteed by (if required under Instruction 3):	Dated:
Authorized Signature	Signature of Alexis Nihon Unitholder or Authorized Representative (see Instruction 4)
Name of Guarantor (please print or type)	Name of Alexis Nihon Unitholder (please print or type) (if applicable)
Address (please print or type)	(Name of Authorized Representative (please print or type) (if applicable)

BLOCK E

(TO BE COMPLETED BY *ALL* UNITED STATES ALEXIS NIHON UNITHOLDERS)

<table>
<tr><td rowspan="3">SUBSTITUTE
FORM W-9
Department of the Treasury
Internal Revenue Service
Payer's Request for Taxpayer Identification Number ("TIN") and Certification</td><td>PART I: Please provide the Taxpayer Identification Number ("TIN") of the person submitting this Letter of Transmittal in the box</td><td>TIN-: ____________________

Social Security Number or Employer Identification Number</td></tr>
<tr><td colspan="2">PART II: TIN applied for ☐</td></tr>
<tr><td colspan="2">Certification. Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me);
(2) I am not subject to backup withholding either because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) Any other information provided on this form is true and correct.

Signature:________________________________ Date:________________</td></tr>
<tr><td colspan="3">You must cross out item (2) of the above certification if you have been notified by the IRS that you are subject to backup withholding because of under reporting of interest or dividends on your tax return and you have not been notified by the IRS that you are no longer subject to backup withholding.</td></tr>
</table>

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART II OF SUBSTITUTE FROM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of the Exchange, 28 percent of all reportable payments made to me thereafter will be withheld until I provide a number.

Signature:____ Date:____________________

INSTRUCTIONS AND RULES

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually signed facsimile copy thereof) properly completed and duly executed, together with any certificates representing the Alexis Nihon Units, if applicable, and any other documents required by the Cash Offer or the Exchange and this Letter of Transmittal, if tendered pursuant to the Cash Offer, must be received by the Depositary at the office specified herein at or before 5 P.M. (Montreal time) on February 22, 2007 (the "Expiry Time"), unless the Cash Offer is extended or withdrawn and if delivered or deposited pursuant to the Exchange, may be received at any time before or after the Expiry Time. **While the Expiry Time is subsequent to the time of the Meeting, all Alexis Nihon Unitholders are urged to tender their Alexis Nihon Units or deposit their Alexis Nihon Unit certificates at the same time and together with a duly completed form of proxy and this Letter of Transmittal.**

(b) The method used to deliver this Letter of Transmittal, the certificates representing the Alexis Nihon Units, if applicable, and all other required documents is at the option and risk of the person depositing the same and delivery will be deemed effective only when such documents are actually received by the Depositary. **Cominar recommends that such documentation be delivered by hand to the Depositary, at its office specified herein, and a receipt obtained; otherwise the use of registered mail with return receipt requested, appropriately insured, is recommended. Alexis Nihon Unitholders whose Alexis Nihon Units are registered in the name of a broker, investment dealer, financial institution or other intermediary or nominee should contact that intermediary or nominee for assistance in depositing their Alexis Nihon Units.**

2. Signatures

This Letter of Transmittal must be completed and executed by the Registered Alexis Nihon Unitholder accepting the Cash Offer or delivered in connection with the Exchange, as the case may be, described above or by such Alexis Nihon Unitholder's duly authorized representative (in accordance with Instruction 4).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying deposited Alexis Nihon Units, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or, if applicable, as written on the face of the certificate(s) representing the deposited Alexis Nihon Units, in either case without any change whatsoever, and any such certificate(s) need not be endorsed. If any deposited Alexis Nihon Units are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying Alexis Nihon Units certificates:

(i) any such deposited certificates must be endorsed or accompanied either by appropriate transfer power of attorney, duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or appearing on the certificates and must be guaranteed as noted in Instruction 3 below.

3. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the deposited Alexis Nihon Units, or if the deposited Alexis Nihon Units are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the relevant securities registers of Alexis Nihon or if the payment is to be issued in the name of a person other than the registered owner of the deposited Alexis Nihon Units, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

"Eligible Institution" means a Schedule I Canadian bank, a trust company in Canada, or a member firm of the Montreal Exchange, the Toronto Stock Exchange, the Investment Dealers Association of Canada, a national securities exchange in the United States or the National Association of Securities Dealers, Inc. who are members of the Securities Transfer Agent Medallion Program.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Any of Cominar or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5. No Partial Tenders

Following payment of Alexis Nihon Units tendered under the Cash Offer, subject to approval of the Exchange Resolution and satisfaction or waiver of the other conditions to the Cash Offer and the Exchange, all of the Alexis Nihon Units will be exchanged pursuant to the Exchange (or part may be redeemed pursuant to the Pre-Exchange Unit Redemption, if applicable, prior to the commencement of the Exchange) and must be submitted to the Depositary. If certificates representing Alexis Nihon Units not taken-up and paid for or redeemed or retracted are to be returned other than in the name of and to the address of the registered owner(s) as shown on the registers of Alexis Nihon, please complete Block B.

6. Substitute Form W-9

United States Alexis Nihon Unitholders must complete Block E in connection with United States backup withholding.

7. Miscellaneous

(a) If the deposited Alexis Nihon Units are represented by certificates and the space on this Letter of Transmittal is insufficient to list all certificates for deposited Alexis Nihon Units, additional certificate numbers and number of deposited Alexis Nihon Units may be included on a separate signed list affixed to this Letter of Transmittal.

(b) The method of delivery of this Letter of Transmittal, certificates and all other required documents is at the option and risk of the depositing Alexis Nihon Unitholder and the delivery will be deemed made only when actually received by the Depositary. In all cases, sufficient time should be allowed to ensure timely delivery.

(c) If the deposited Alexis Nihon Units are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(d) No alternative, conditional or contingent deposits will be accepted. All depositing Alexis Nihon Unitholders by execution of this Letter of Transmittal (or facsimile hereof) waive any right to receive any notice of the acceptance of deposited Alexis Nihon Units for payment.

(e) The Cash Offer and the Exchange and any agreement resulting from the acceptance of the Cash Offer and approval of the Exchange Resolution will be construed in accordance with and governed by the laws of the Province of Québec and the laws of Canada applicable therein and the holder of the Alexis Nihon Units covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Québec and the courts of appeal therefrom.

(f) Additional copies of the Cash Offer, including the Notice, and the Circulars and this Letter of Transmittal may be obtained from the Depositary at its office at the address listed herein.

8. Lost Certificates

If a certificate representing Alexis Nihon Units has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded to the Depositary, together with a letter describing the loss. The Depositary has been instructed to respond with replacement instructions, which must be properly completed and returned to the Depositary prior to the Expiry Time.

9. Effects of Proration

To the extent that cash is pro-rated, any Alexis Nihon Units not so purchased for cash pursuant to the Cash Offer will be automatically withdrawn from the Cash Offer (without any further action by the depositing Alexis Nihon Unitholder) with the result that such Alexis Nihon Units will be exchanged for Cominar Units at the Exchange Ratio on a tax-deferred "rollover" basis for Canadian income tax purposes under the Exchange. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

The Pre-Exchange Unit Redemption will only apply if less than $138.75 million is elected under the Cash Offer. There is an aggregate maximum number of 17,284,777 Cominar Units (including in respect of Alexis Nihon Units issued upon conversion of the Alexis Nihon Convertible Debentures) available under the Exchange. If more than such amount is elected under the Exchange then, following completion of the Cash Offer but prior to the commencement of the Exchange, the then outstanding Alexis Nihon Units (other than Alexis Nihon Units held by Cominar or an affiliate or subsidiary of Cominar following the take-up and payment of and for Alexis Nihon Units tendered under the Cash Offer) will be redeemed on a pro rata basis by Alexis Nihon (and thus transferred to Alexis Nihon) to the extent of the difference between: (i) $138.75 million; and (ii) the actual amount of cash used to pay for Alexis Nihon Units under the Cash Offer. The consideration for such redemption shall be an amount of $18.50 per Alexis Nihon Unit payable in cash. This redemption will be a taxable disposition. See Section 21, "Certain Canadian Federal Income Tax Considerations" in the Cominar Circular.

Alexis Nihon Unitholders who fail to deposit their Alexis Nihon Units in acceptance of the Cash Offer or the Exchange, together with a Letter of Transmittal, as required under the Cash Offer or the Exchange, as the case may be, will have their Alexis Nihon Units redeemed and thereby transferred to Alexis Nihon pursuant to the Exchange and receive Cominar Units, subject to the Pre-Exchange Unit Redemption, if applicable, which is a taxable event and which is to occur following completion of the Cash Offer but prior to the commencement of the Exchange.

The Depositary, Computershare Investor Services Inc.

For Delivery by Mail:
Computershare Investor Services Inc.
PO Box 7021, 31 Adelaide Street East
Toronto ON M5C 3H2
Attn: Corporate Actions

For Delivery by Courier, Registered Mail or by Hand:
Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto ON M5J 2Y1
Attn: Corporate Actions

Toll Free (within Canada and the U.S.): 1-800-564-6253
International Calls: 514-982-7888

e-mail: corporateactions@computershare.com

Any questions, requests for assistance or additional copies of the Cash Offer, including the Notice, the Circulars and the Letter of Transmittal may be directed by Alexis Nihon Unitholders to the Depositary at its telephone number, e-mail address or its office set out above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance.

This document is important and requires your immediate attention. If you have any questions as to how to respond to the Increased Cash Offer described in this Notice of Change to Trustees' Circular, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

Alexis Nihon
REAL ESTATE INVESTMENT TRUST

ALEXIS NIHON REAL ESTATE INVESTMENT TRUST

NOTICE OF CHANGE TO

TRUSTEES' CIRCULAR

RELATING TO

THE INCREASED CASH OFFER MADE BY

COMINAR REAL ESTATE INVESTMENT TRUST

FOR UNITS OF

ALEXIS NIHON REAL ESTATE INVESTMENT TRUST

TO ALL ALEXIS NIHON UNITHOLDERS

RECOMMENDATION OF THE TRUSTEES

THE INCREASED CASH OFFER FORMS AN INTEGRAL PART OF THE TRANSACTIONS PURSUANT TO WHICH COMINAR PROPOSES TO ACQUIRE UNITS FROM ALL ALEXIS NIHON UNITHOLDERS AND ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF ALEXIS NIHON. UNDER THE COMBINATION, ALEXIS NIHON UNITHOLDERS HAVE A CHOICE BETWEEN (A) ACCEPTING AND TENDERING TO THE INCREASED CASH OFFER; AND (B) RECEIVING COMINAR UNITS UNDER THE EXCHANGE.

THE TRUSTEES OF ALEXIS NIHON UNANIMOUSLY RECOMMEND (ROBERT A. NIHON ABSTAINING) THAT ALL ALEXIS NIHON UNITHOLDERS VOTE IN FAVOUR OF THE EXCHANGE RESOLUTION AND THAT THOSE ALEXIS NIHON UNITHOLDERS WHO WISH TO SELL THEIR ALEXIS NIHON UNITS FOR CASH ON A TAXABLE BASIS FOR CANADIAN INCOME TAX PURPOSES (SUBJECT TO PRO-RATION, IF APPLICABLE) SHOULD ACCEPT THE INCREASED CASH OFFER AND TENDER THEIR ALEXIS NIHON UNITS TO THE INCREASED CASH OFFER.

Information contained in this Notice of Change to Trustees' Circular varies and updates certain informations contained in the Trustees' Circular dated December 20, 2006 and this Notice of Change to Trustees' Circular should be read in conjunction therewith.

JANUARY 26, 2007

INFORMATION CONTAINED IN THIS NOTICE OF CHANGE

The information concerning Cominar Real Estate Investment Trust ("Cominar") contained in this Notice of Change to Trustees' Circular (the "Notice of Change") is based solely upon publicly available information, except where otherwise noted. Although Alexis Nihon Real Estate Investment Trust ("Alexis Nihon") has no actual knowledge that would indicate that any statements contained herein taken from or based on such documents or records are untrue or incomplete, Alexis Nihon assumes no responsibility for the accuracy or completeness of the information contained in such documents or records.

Holders of units of Alexis Nihon (the "Alexis Nihon Unitholders") should not construe the contents of this Notice of Change as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection therewith.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Notice of Change constitute forward-looking statements. These statements relate to future events or Cominar's or Alexis Nihon's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

While Alexis Nihon believes that the expectations reflected in the forward-looking statements contained in this Notice of Change are reasonable, no assurance can be given that these expectations will prove to be correct, and such forward-looking statements included in such documents should not be unduly relied upon. These statements speak only as of the date of this Notice of Change. Alexis Nihon does not assume any obligation to update the aforementioned forward-looking statements. Cominar's and Alexis Nihon's actual results could differ materially from those anticipated in the aforementioned forward-looking statements.

DISCLAIMER

The statements made in this Notice of Change are the responsibility of the trustees of Alexis Nihon in their capacity as trustees and not in their personal capacity and in no event shall such trustees be personally liable for any statements contained therein nor shall resort be had to, or redress, recourse or satisfaction result from, the private and/or personal property of such trustees.

REPORTING CURRENCY

In this Notice of Change, unless otherwise specified, all references to "dollars" or "$" are to Canadian dollars.

TABLE OF CONTENTS

THE INCREASED CASH OFFER

This Notice of Change relating to the Trustees' Circular dated December 20, 2006 (the "Trustees' Circular") is issued by the board of trustees of Alexis Nihon in connection with the increase of the cash offer (the "Cash Offer") by Cominar to the Alexis Nihon Unitholders to purchase, from all of the Alexis Nihon Unitholders, units of Alexis Nihon (the "Alexis Nihon Units"), upon the terms and subject to the conditions set forth in the related Cash Offer.

The Increased Cash Offer

Under the terms of the Cash Offer as varied and extended by a Notice of Variation and Extension (the "Notice of Variation and Extension") dated January 26, 2007 (the "Increased Cash Offer"), has offered, on and subject to the terms and conditions specified in the Increased Cash Offer (including, if the Increased Cash Offer is further extended or amended, the terms and conditions of any extension or amendment), to purchase from all of the Alexis Nihon Unitholders, including Alexis Nihon Unitholders upon the conversion of the Series A 6.20% convertible unsecured subordinated debentures of Alexis Nihon due June 30, 2014 (the "Alexis Nihon Convertible Debentures"), Alexis Nihon Units for $18.50 cash per Alexis Nihon Unit, to a maximum of $138.75 million in the aggregate (7,500,000 Alexis Nihon Units without giving effect to any adjustments in accordance with the terms of the Combination Agreement (as defined below)) and subject to pro-ration as discussed below.

The Increased Cash Offer is made pursuant to the terms of a combination agreement dated December 3, 2006 between Alexis Nihon and Cominar as amended by amending agreements dated December 20, 2006 and January 24, 2007 (collectively, and, as amended, the "Combination Agreement").

The Increased Cash Offer forms an integral part of the transactions pursuant to which Cominar proposes to acquire units from all Alexis Nihon Unitholders and all or substantially all of the assets of Alexis Nihon. Subject to pro-ration and the Pre-Exchange Unit Redemption (as defined below), Alexis Nihon Unitholders have a choice between (i) accepting and tendering to the Increased Cash Offer, and (ii) receiving units of Cominar ("Cominar Units") under the Exchange (as defined below).

The Exchange

The exchange (the "Exchange") involves the sale by Alexis Nihon of all or substantially all of its assets to Cominar in consideration for the issuance by Cominar to Alexis Nihon of Cominar Units on the basis of an exchange ratio (the "Exchange Ratio") of 0.77 of a Cominar Unit (subject to adjustment) for each issued and outstanding Alexis Nihon Unit and the assumption by Cominar of all of Alexis Nihon's liabilities (with certain agreed exceptions). All of the issued and outstanding Alexis Nihon Units (except possibly for certain Alexis Nihon Units to be held by Cominar upon completion of the Increased Cash Offer or otherwise) will then be redeemed or retracted by Alexis Nihon whereby such Alexis Nihon Units will be transferred to Alexis Nihon in exchange for Cominar Units in accordance with the Exchange Ratio.

Pro-ration of Cash

The maximum amount of cash available under the Increased Cash Offer to the Alexis Nihon Unitholders will be limited to $138.75 million, and in the event more than such amount is elected under the Increased Cash Offer, then the cash payable to each former Alexis Nihon Unitholder who accepted the Increased Cash Offer will be pro-rated according to the number of Alexis Nihon Units deposited by each such former Alexis Nihon Unitholder pursuant to the Increased Cash Offer divided by the total number of Alexis Nihon Units deposited pursuant to the Increased Cash Offer.

To the extent that cash is pro-rated, any Alexis Nihon Unit not so purchased for cash pursuant to the Cash Offer will be automatically withdrawn (without any further action by the depositing Alexis Nihon Unitholder) with the result that such Alexis Nihon Units will be exchanged for Cominar Units at the Exchange Ratio on a tax-deferred "rollover" basis for Canadian income tax purposes under the Exchange.

Pre-Exchange Unit Redemption

The pre-exchange unit redemption (the "Pre-Exchange Unit Redemption") will only apply if less than $138.75 million is elected under the Increased Cash Offer. There is an aggregate maximum number of 17,284,777 Cominar Units (including in respect of Alexis Nihon Units issued upon conversion of the Alexis Nihon Convertible Debentures) available under the Exchange. If more than such amount is elected under the Exchange then, following completion of the Increased Cash Offer but prior to the commencement of the Exchange, the then outstanding Alexis Nihon Units (other than Alexis Nihon Units held by Cominar or an affiliate or subsidiary of Cominar following the take-up and payment of and for Alexis Nihon Units tendered under the Increased Cash Offer) will be redeemed on a pro rata basis by Alexis Nihon (and thus transferred to Alexis Nihon) to the extent of the difference between: (i) $138.75 million; and (ii) the actual amount of cash used to pay for Alexis Nihon Units under the Increased Cash Offer. The consideration for such redemption shall be an amount of $18.50 per Alexis Nihon Unit payable in cash. This redemption will be a taxable disposition.

The Increased Cash Offer, the Pre-Exchange Unit Redemption and the Exchange, and where the context so requires, the other transactions between Cominar and Alexis Nihon contemplated by the Combination Agreement, are together referred to as the "Combination".

Special Meeting of Alexis Nihon Unitholders

A special meeting of Alexis Nihon Unitholders will be held at 10:00 a.m. (Montreal time) on February 22, 2007 in Montreal, Québec to consider and, if deemed advisable, to adopt a special resolution (the "Exchange Resolution") approving, among other things, the Combination and the related amendments to Alexis Nihon's contract of trust. Alexis Nihon's information circular for such special meeting (the "Information Circular") will be sent shortly after this Notice of Change to Alexis Nihon Unitholders.

Expiry Time of the Increased Cash Offer

The Increased Cash Offer will be open for acceptance until 5:00 p.m. (Montreal time) on February 22, 2007 (the "Expiry Time"), unless further extended or withdrawn by Cominar.

BACKGROUND TO THE INCREASED CASH OFFER

The Cash Offer was mailed to Alexis Nihon Unitholders on December 21, 2006, along with the take-over bid circular of Cominar dated December 20, 2006, the Trustees' Circular and Alexis Nihon's information circular for the special meeting of Alexis Nihon Unitholders that was to be held on January 29, 2007.

On December 29, 2006, Alexis Nihon received from a third-party a non-binding proposal to make a takeover bid for all the Alexis Nihon Units, on a fully diluted basis.

The transaction committee and the board of trustees of Alexis Nihon met on several occasions over the period from January 2, 2007 to January 7, 2007 in order to review the third party's proposal and more specifically the status of its financing. Over that period, Alexis Nihon's financial advisors requested and obtained from the third party's financial advisors additional evidence that the required financing was likely to be obtained.

On January 7, 2007, the board of trustees of Alexis Nihon met with its legal and financial advisors, determined unanimously (with Robert A. Nihon abstaining), upon recommendation from its transaction committee, that the non-binding proposal was an "Acquisition Proposal" and a "Superior Proposal" within the meaning of Section 4.6.1 of the Combination Agreement and, accordingly, authorized Alexis Nihon to enter into a confidentiality and standstill agreement with the third-party, to provide such third-party with non-public information on Alexis Nihon, and to negotiate the terms of a possible support agreement between the parties.

On January 9, 2007, Alexis Nihon and the third-party entered into a confidentiality and standstill agreement and Alexis Nihon provided such third-party with access to non-public information on Alexis Nihon.

On January 11, 2007, the third-party advised Alexis Nihon that, after reviewing with its advisors the financial data that was provided by Alexis Nihon, it was unable to confirm its preliminary assumptions that supported its proposal and therefore decided to withdraw such proposal.

On the same date, Summit Real Estate Investment Trust ("Summit"), an entity controlled by ING Real Estate Canada Trust, announced that it had entered into a binding agreement to acquire 2,791,488 Alexis Nihon Units through a private agreement and that it therefore beneficially owned a total of 5,324,963 Alexis Nihon Units, then representing approximately 19.9% of the issued and outstanding Alexis Nihon Units.

On January 12, 2007, Alexis Nihon received a letter from ING Real Estate Canada requesting, on behalf of Summit, access to non-public information on Alexis Nihon in order to enable Summit to determine whether or not it wished to make a cash offer for a price in excess of that offered by Cominar, or at what price it may be willing to support the Combination, as it may be amended, or whether it may wish to engage in other possible transactions.

On the same date, Alexis Nihon received from Homburg Invest Inc. ("Homburg") a non-binding proposal to make a takeover bid for all the Alexis Nihon Units.

On January 14, 2007, the board of trustees of Alexis Nihon met with its legal and financial advisors, determined unanimously (with Robert A. Nihon abstaining), upon recommendation from its transaction committee, that the letter from ING Real Estate Canada was not an "Acquisition Proposal" within the meaning of Section 4.6.1 of the Combination Agreement, therefore concluded that it could not provide it with non-public information without violating the terms of the Combination Agreement, and sent ING Real Estate Canada a response letter explaining its decision and setting out the steps to be taken in order to access such information in compliance with the Combination Agreement.

On the same date, Alexis Nihon enacted a unitholder rights plan designed to prevent a creeping takeover of Alexis Nihon, which is the acquisition of control through a progressive increase in ownership without an offer to all Alexis Nihon Unitholders.

The transaction committee and the board of trustees of Alexis Nihon met on several occasions over the period from January 12, 2007 to January 17, 2007 in order to study the status of Homburg's proposal and more specifically the status of its financing, since the proposed transaction was highly leveraged and the ability to finance such a transaction was uncertain. Over that period, Alexis Nihon's financial advisors requested and obtained from Homburg's financial advisors additional evidence that the required financing was likely to be obtained. Having declared his business relationship with Homburg, Philip M. O'Brien abstained from participating in deliberations and in decisions by the transaction committee and the board of trustees of Alexis Nihon in respect of Homburg.

On January 17, 2007, the board of trustees of Alexis Nihon met with its legal and financial advisors, determined unanimously (with Robert A. Nihon abstaining), upon recommendation from its transaction committee, that Homburg's non-binding proposal was an "Acquisition Proposal" and a "Superior Proposal" within the meaning of Section 4.6.1 of the Combination Agreement and, accordingly, authorized Alexis Nihon to enter into a confidentiality and standstill agreement with Homburg, to provide Homburg with non-public information on Alexis Nihon, and to negotiate the terms of a possible support agreement between the parties. However, Alexis Nihon and Homburg were not able to negotiate the terms of a confidentiality and standstill agreement satisfactory to both parties, Homburg's proposal expired and was not extended, and, therefore, Homburg was not provided with any non-public information on Alexis Nihon.

On January 18, 2007, Alexis Nihon received a second letter from ING Real Estate Canada reiterating the request, on behalf of Summit, access to non-public information on Alexis Nihon for the reasons listed in its letter of January 12, 2007.

On January 19, 2007, Homburg announced that it had acquired 1,917,895 Alexis Nihon Units and beneficially owned a total of 2,312,295 Alexis Nihon Units, then representing approximately 8.6% of the Alexis Nihon Units, pursuant to a private agreement.

On the same date, Cominar agreed to allow Alexis Nihon to engage in discussions with ING Real Estate Canada to better explain its decision not to provide it with non-public information and set out the steps required to gain access to such information in compliance with the Combination Agreement, and, accordingly, representatives from ING Real Estate Canada and the financial advisors of Cominar and Alexis Nihon had a telephone conversation and agreed to meet on Monday, January 22, 2007. The meeting concluded without reaching an agreement that ING Real Estate Canada would make a formal "Acquisition Proposal" in compliance with the terms of the Combination Agreement.

On January 22, 2007, representatives of Cominar, its financial advisors and the financial advisors of Alexis Nihon attended the scheduled meeting and entertained discussions with representatives of ING Real Estate Canada and Summit in order to better understand their intent with respect to Alexis Nihon and find possible ways to accommodate their requests.

In the evening of January 23, 2007, the board of trustees of Cominar met with its legal and financial advisors to review proposed amendments to the Combination Agreement and the Cash Offer, and authorized Cominar to make a proposal to Alexis Nihon that included the Increased Cash Offer and the possibility for Alexis Nihon to grant the access to material non public information and to participate in discussions with Summit, ING Real Estate Canada and Homburg in certain circumstances. The board of trustees of Cominar also approved and authorized the execution of the second amendment to the combination agreement providing for, among other things, the Increased Cash Offer, and of a waiver of the application of certain sections of the Combination Agreement allowing Alexis Nihon to grant the access to material non public information and to participate to discussions with respect to a potential "Acquisition Proposal" with Summit, ING Real Estate Canada and Homburg in certain circumstances. Finally, the board of trustees of Cominar approved and authorized the execution and mailing of the Notice of Variation and Extension.

On January 24, 2007, the board of trustees of Alexis Nihon met with its legal and financial advisors, received a verbal report and a favourable recommendation from its transaction committee that met earlier that date, received from CIBC World Markets Inc. ("CIBC") a fairness opinion dated as of that date (the "Fairness Opinion") and approved and authorized the execution of the second amendment to the combination agreement and of the waiver referred to above. The board of trustees of Alexis Nihon determined unanimously (with Robert A. Nihon abstaining) that, as at January 24, 2007, the Combination Agreement and the Increased Cash Offer and the Exchange were fair to the Alexis Nihon Unitholders and were in the best interests of Alexis Nihon and the Alexis Nihon Unitholders, and resolved unanimously (with Robert A. Nihon abstaining) to recommend that Alexis Nihon Unitholders vote in favour of the Exchange Resolution and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) accept the Increased Cash Offer and tender their Alexis Nihon Units to the Increased Cash Offer.

Later that date, Homburg announced that it had acquired an additional 2,962,244 Alexis Nihon Units and beneficially owned a total of 5,274,539 Alexis Nihon Units, then representing approximately 19.5% of the Alexis Nihon Units according to Homburg, pursuant to a private agreement.

On January 25, 2007, representatives from Alexis Nihon's financial advisors initiated discussions with Summit's and Homburg's financial advisors to offer them access to material non-public information upon certain conditions.

On January 26, 2007, the board of trustees of Alexis Nihon approved and authorized the execution and mailing of this Notice of Change and of the Information Circular.

OTHER RECENT DEVELOPMENTS

Adoption of Unitholder Rights Plan

On January 15, 2007, Alexis Nihon announced it had entered into a unitholder rights plan agreement (the "Rights Plan Agreement") with Computershare Investors Services Inc. on January 14, 2007, effective as of that date. The Rights Plan Agreement was designed to prevent a creeping takeover of Alexis Nihon, which is the acquisition of control through a progressive increase in ownership without an offer to all Alexis Nihon Unitholders.

The Rights Plan Agreement does not prevent an offer made to all Alexis Nihon Unitholders for all of their Alexis Nihon Units, and does not have any impact on the Increased Cash Offer.

The rights issued under the Rights Plan Agreement will become exercisable when a person, together with any parties related to it, acquires or announces its intention to acquire 20% or more of the outstanding Alexis Nihon Units without complying with the "Permitted Bid" provisions of the Rights Plan Agreement or without approval of the board of trustees of Alexis Nihon. Should such an acquisition occur, rights holders (other than the acquiring person and related persons) can purchase Alexis Nihon Units at half the prevailing market price at the time the rights become exercisable.

Under the Rights Plan Agreement, a "Permitted Bid" is a bid made to all Alexis Nihon Unitholders for all of their Alexis Nihon Units which provide that the offeror may take up and pay for the units only if at least 50% of the outstanding Alexis Nihon Units, other than those owned by the offeror and certain related parties, have been tendered.

The rights were issued on January 14, 2007 to holders of record at 6:00 p.m. on Friday, January 12, 2007. The Rights Plan Agreement will terminate on July 13, 2007. The TSX has determined not to accept notice of the Rights Plan Agreement until such time that the TSX is satisfied that the *Autorité des marches financiers* (Québec) will not intervene in any take-over bid for Alexis Nihon.

Claims from Senator Paul J. Massicotte

On January 15, 2007, Alexis Nihon received a demand letter from counsel to Senator Paul J. Massicotte, the former President and Chief Executive Officer of Alexis Nihon, requesting by January 18, 2007: (i) payment of an amount of $455,000 for bonuses that are now claimed to be payable to Senator Massicotte, and (ii) an undertaking to pay Senator Massicotte an amount of $1,200,000 as severance and compensation payment in the event of a change of control of Alexis Nihon. As of the date of this Notice of Change, no proceedings have been instituted by Senator Massicotte against Alexis Nihon on these matters. It is still Alexis Nihon's view, based on advice of legal counsel, that, as a result of his resignation on December 6, 2006, no payment is owed under the employment agreement or any Alexis Nihon compensation plan to Senator Massicotte.

RECOMMENDATION OF THE TRUSTEES

The trustees of Alexis have unanimously determined (Robert A. Nihon abstaining) that the Combination Agreement, and the Increased Cash Offer and the Exchange, are fair to the Alexis Nihon Unitholders and are in the best interests of Alexis Nihon and the Alexis Nihon Unitholders, and unanimously recommend (Robert A. Nihon abstaining) that Alexis Nihon Unitholders vote IN FAVOUR of the Exchange Resolution and that those Alexis Nihon Unitholders who wish to sell their Alexis Nihon Units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) ACCEPT the Increased Cash Offer and TENDER their Alexis Nihon Units to the Increased Cash Offer.

REASONS FOR THE RECOMMENDATION

The benefits described below are not intended to be exhaustive and are based on market and business conditions existing as of the date hereof and reflect Alexis Nihon's trustees' best estimate of the effects of the Combination. **There can be no assurance that the benefits will ultimately be achieved.** In reaching its conclusion, the board of trustees of Alexis Nihon did not find it practical, and did not assign any relative or specific weight to the different factors which were considered, and individual trustees may have given different weight to different factors. The trustees of Alexis Nihon relied on their personal knowledge of Alexis Nihon and the industry in which it is involved and information provided by CIBC in making their recommendation concerning the Combination.

In concluding that the Combination, and the Increased Cash Offer and the Exchange, are fair to the Alexis Nihon Unitholders and are in the best interests of Alexis Nihon and the Alexis Nihon Unitholders, in addition to the factors that the board of trustees of Alexis Nihon had previously considered, including:

Greater Opportunity for Additional Value

It is expected that the combined entity that would result from the Combination would have total assets of approximately $1.8 billion (based on financial information as at September 30, 2006), a market capitalization of approximately $1.3 billion (based on the trading price of the Cominar Units on January 24, 2007, and assuming $18.50 is paid out under the Increased Cash Offer), and a debt to gross book value ratio that is approximately 52% (assuming full conversion of the Alexis Nihon Convertible Debentures). Accordingly, it is expected that the Combination represents a meaningful opportunity for Alexis Nihon Unitholders to realize additional value in the following ways: (i) Alexis Nihon Unitholders would own units of a combined entity which would benefit from a potentially lower cost of capital following the completion of the Combination and have better access to capital, with an enhanced ability to make accretive property acquisitions; and (ii) given its size, the combined entity is also expected to have a stronger presence in Canada's financial markets.

Leading Market Position, Diversification and Complementary Portfolio

The Combination is expected to provide the combined entity with a leading market position and broadened geographic diversification through a substantial portfolio of 204 properties and approximately 19.3 million square feet of leasable space in the Province of Québec and the National Capital region. The Combination will create one of the largest owners and managers of commercial real estate in the Province of Québec and will combine the highly complementary real estate portfolios of both Cominar and Alexis Nihon to provide an even more diversified base of office, industrial and retail properties.

Preservation of Fundamental Characteristics

The combined entity resulting from the Combination is expected to preserve for Alexis Nihon Unitholders the characteristics that have historically been fundamental to Alexis Nihon, including providing Alexis Nihon Unitholders with stable and growing cash distributions, payable monthly, and to a reasonable extent, tax-deferred, from investments primarily in a portfolio of income producing commercial properties and enhancing unitholder value through accretive real property acquisitions.

Well Positioned for Growth

It is expected that the combined entity resulting from the Combination will have an initial pro forma debt to gross book value ratio of approximately 52% (assuming full conversion of the Alexis Nihon Convertible Debentures) and will maintain Cominar's conservative distribution policy. In addition to the balance sheet strength, a strong combined pipeline of acquisitions and strong development capabilities will position the combined entity for future growth. The combined entity is expected to have over $70 million of developments in the pipeline.

Benefits of a Tax-Deferred Exchange

The Exchange provides Alexis Nihon Unitholders who are resident in Canada within the meaning of the Tax Act with the opportunity to exchange their Alexis Nihon Units for Cominar Units on a tax-deferred "rollover" basis for Canadian income tax purposes (subject to the Pre-Exchange Unit Redemption, if applicable, which is a taxable transaction) so as to defer the realization of any gain (or loss) for Canadian income tax purposes.

Enhanced Liquidity

It is expected that Alexis Nihon Unitholders will also enjoy substantially greater liquidity once the Combination is complete. Based on the closing price of $24.15 for a Cominar Unit on January 24, 2007, the combined entity will have a market capitalization of approximately $1.3 billion.

Attractive Investment Fundamentals

Alexis Nihon believes that the Combination should benefit Alexis Nihon Unitholders by combining Alexis Nihon's existing properties with a portfolio of properties that are complementary both as to property type and geographic distribution and are also of high quality. Occupancy at Cominar's properties as at September 30, 2006 was 94.6% (based on percentage leased), compared to Alexis Nihon's occupancy of 92.4% (based on percentage occupied) as at September 30, 2006.

Continued Representation on Combined Entity's Board of Trustees

Pursuant to the Combination Agreement, Cominar will, at the next annual general meeting of unitholders of Cominar following the closing of the Combination, propose that its board of trustees be increased to ten (10) trustees, by way of an increase from five (5) to six (6) independent trustees through the election of Gérard A. Limoges and Richard Guay as two of the proposed independent trustees, one of whom shall replace a then existing independent trustee of Cominar. While the foregoing will be proposed to the holders of units of the combined entity, there can be no assurances that such holders will vote in favour thereof.

the trustees of Alexis Nihon considered a number of additional factors, including:

Increased Cash Offer Represents Significant Premium

The cash price under the Increased Cash Offer of $18.50 for each Alexis Nihon Unit represented a premium of approximately 30.6%, based on the 20-day volume weighted average price of Alexis Nihon Units on the Toronto Stock Exchange (the "TSX") to December 1, 2006. The Exchange Ratio of 0.77 Cominar Unit for each Alexis Nihon Unit valued the Alexis Nihon Units at $18.59 based on the closing price of $24.14 for a Cominar Unit on the TSX on January 24, 2007. This value and these premiums do not reflect any of the synergies and other benefits that are expected to flow from the combination of Alexis Nihon and Cominar.

Consideration Under Combination Is Fair from a Financial Point of View

CIBC has provided the Fairness Opinion to Alexis Nihon's transaction committee and to the board of trustees of Alexis Nihon concluding that, subject to the assumptions, limitations and qualifications contained therein, the consideration offered under the Combination was fair, from a financial point of view, to Alexis Nihon Unitholders. A copy of the Fairness Opinion is attached as Schedule "A".

Terms of the Combination Agreement and Waiver from Cominar

Under and subject to the Combination Agreement, the board of trustees of Alexis Nihon remains able to respond, in accordance with the terms of the Combination Agreement, to an unsolicited *bona fide* written "Acquisition Proposal" (as such term is defined in the Combination Agreement) that is more favourable to the Alexis Nihon Unitholders from a financial point of view, provided such proposal constitutes a "Superior Proposal" (as such term is defined in the Combination Agreement). In addition, Cominar waived the application of certain provisions of the Combination Agreement allowing Alexis Nihon to grant access to material non public information and, if applicable, to participate in discussions with respect to an "Acquisition Proposal", if any so made, with Summit, ING Real Estate Canada and Homburg in certain circumstances.

There can be no assurances that any of the foregoing will be achieved. Alexis Nihon Unitholders should nevertheless consider the Combination carefully and come to their own decision as to acceptance or rejection of the Increased Cash Offer, and whether or not to support the Combination and vote in favour of the Exchange Resolution.

COMBINATION AGREEMENT

On January 24, 2007, Alexis Nihon and Cominar entered into a second amendment to the combination agreement for the purpose of amending the Combination Agreement. Under the terms of such amendment, Cominar agreed to make the Increased Cash Offer. Alexis Nihon and Cominar also agreed to a corresponding adjustment to the consideration payable under the Pre-Exchange Unit Redemption. In addition, the Combination Agreement has also been amended to provide that if the Combination Agreement is terminated under certain circumstances by Cominar or by Alexis Nihon, solely as a result of the Exchange Resolution not having been approved by the Alexis Nihon Unitholders, Alexis Nihon has agreed to increase the maximum amount of out-of-pocket expenses of Cominar payable from $300,000 to $600,000.

For a description of the other terms and conditions of the Combination Agreement, see Section 4, "Combination Agreement" in the Trustees' Circular.

MATERIAL CHANGES IN THE AFFAIRS OF ALEXIS NIHON

Except as publicly disclosed or as otherwise described or referred to in this Notice of Change, none of the trustees or officers of Alexis Nihon is aware of any information that indicates any material change in the affairs of Alexis Nihon since the date of its last published financial statements (being its unaudited financial statements for the nine-month period ended September 30, 2006), or that any information contained in such financial statements is materially misleading because of events subsequent to their publication or of any other information which would reasonably be expected to affect the decision of Alexis Nihon Unitholders to accept or reject the Increased Cash Offer.

OTHER INFORMATION

Except as publicly disclosed or as otherwise described or referred to in this Notice of Change, no information is known to the trustees of Alexis Nihon which would reasonably be expected to affect the decision of the Alexis Nihon Unitholders to accept or reject the Increased Cash Offer.

STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides Alexis Nihon Unitholders with, in addition to any other rights they may have at law, a right of action for damages if there is a misrepresentation in a circular or notice that is required to be delivered to them. However, such rights must be exercised within prescribed time limits. Alexis Nihon Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

Such rights are in addition to and without derogation from any other rights such Alexis Nihon Unitholders may have.

APPROVAL OF NOTICE OF CHANGE

The contents of this Notice of Change have been approved, and the delivery thereof has been authorized, by the board of trustees of Alexis Nihon.

CONSENT OF CIBC WORLD MARKETS INC.

To: The Trustees of Alexis Nihon Real Estate Investment Trust ("Alexis Nihon")

WE HEREBY CONSENT to the references to our firm name and to our opinions contained under the heading entitled "Reasons for the Recommendation - Consideration Under Combination is Fair from a Financial Point of View" and the inclusion of the text of our fairness opinion dated January 24, 2007 as Schedule "A" to the Notice of Change dated January 26, 2007 to Trustees' Circular of Alexis Nihon dated December 20, 2006. In providing our consent, we do not intend that any person other than the trustees of Alexis Nihon shall be entitled to rely upon our opinion.

DATED at Toronto, Ontario, Canada this 26th day of January, 2007.

(signed) CIBC World Markets Inc.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Cash Offer within the meaning of the *Securities Act* (Québec).

DATED at Montreal, Québec Canada this 26th day of January, 2007.

(signed) Gérard A. Limoges
Trustee

(signed) Richard Guay
Trustee

SCHEDULE "A"
CIBC WORLD MARKETS INC. FAIRNESS OPINION

CIBC
World Markets

CIBC WORLD MARKETS INC.
BCE Place,
161 Bay Street, 6th Floor
Toronto, Ontario
M5J 2S8

January 24, 2007

The Members of the Transaction Committee of the Board of Trustees and
the Board of Trustees
of Alexis Nihon Real Estate Investment Trust
3400 De Maisonneuve Boulevard West,
Suite 1010
Montreal, PQ H3Z 3B8

To the Trustees:

CIBC World Markets Inc. ("CIBC World Markets", "we" or "us") understands that Alexis Nihon Real Estate Investment Trust ("Alexis Nihon REIT" or the "Trust") is proposing to enter into an amending agreement, to be dated the date hereof (the "Second Amending Agreement"), with respect to the combination agreement dated December 3, 2006 (the "Combination Agreement"), as amended by the amending agreement dated December 20, 2006 (the "First Amending Agreement" together with the Combination Agreement and the Second Amending Agreement, the "Amended Combination Agreement") made between Cominar Real Estate Investment Trust ("Cominar REIT") and the Trust. Pursuant to the Amended Combination Agreement:

(a) Cominar REIT will make, or cause a direct or indirect wholly-owned subsidiary of Cominar REIT to make, an offer (the "Offer") to the holders (each, a "Unitholder") of all of the outstanding trust units of Alexis Nihon REIT (the "Alexis Nihon Units") on the basis of $18.50 in cash (the "Offer Consideration") per Alexis Nihon Unit, subject to pro-ration as described below;

(b) immediately following the taking up and payment for Alexis Nihon Units under the Offer by Cominar REIT, Cominar REIT will acquire from Alexis Nihon REIT all or substantially all of its property, assets and undertaking in consideration for (the "Asset Acquisition Consideration") the assumption by Cominar REIT of all of the liabilities of Alexis Nihon REIT and the issuance to Alexis Nihon REIT of an aggregate number of trust units ("Cominar Units") of Cominar REIT (the "Payment Units") on the basis of 0.77 of a Cominar Unit per Alexis Nihon Unit (the "Exchange Ratio"), subject to pro-ration as described below; and

(c) Alexis Nihon REIT will cause all of the outstanding Alexis Nihon Units (except, if necessary, such number of Alexis Nihon Units then held by Cominar REIT as shall be determined jointly by Cominar REIT and Alexis Nihon REIT, each acting reasonably, provided that in no event shall less than substantially all of the Alexis Nihon Units be redeemed or retracted) to be redeemed or retracted in exchange for the distribution, on a pro rata basis, to all Unitholders (including Cominar REIT as a result of the acceptance of the Offer) of all of the Payment Units.

The maximum amount of cash available under the Offer to Unitholders will be limited to $138.75 million and, if more than such amount is elected under the Offer, then such cash amount will be pro-rated. There will be an aggregate maximum number of 17,284,777 Cominar Units that will be available under the Exchange Transaction (as defined below) and, if more than such number is elected under the Exchange Transaction, then following completion of the Offer but prior to commencement of the Exchange Transaction, the then outstanding Alexis Nihon Units (other than Alexis Nihon Units held by Cominar REIT or an affiliate or subsidiary of Cominar REIT following the take-up and payment of and for Alexis Nihon Units tendered under the Offer) will be redeemed on a pro rata basis by Alexis Nihon REIT (and thus transferred to Alexis Nihon REIT) to the extent of the difference between: (i) $138.75 million; and (ii) the actual amount of cash used to pay for Alexis Nihon Units under the Offer.

In this letter, the transactions described in clauses (b) and (c) are referred to collectively as the "Exchange Transaction", the Exchange Transaction and the Offer are referred to collectively as the "Proposed Transaction" and the Offer Consideration and the Asset Acquisition Consideration are referred to collectively as the "Consideration".

Cominar REIT's obligation to take up and pay for any Alexis Nihon Units tendered in acceptance of the Offer will be subject to certain conditions as set out in the Amended Combination Agreement.

Engagement of CIBC World Markets

By letter agreement dated November 22, 2006 (the "Engagement Agreement"), Alexis Nihon REIT retained CIBC World Markets to act as a financial advisor to Alexis Nihon REIT and its Trustees in connection with the Offer and any alternative transaction. Pursuant to the Engagement Agreement, Alexis Nihon REIT has requested that we prepare and deliver to its Trustees our written opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration offered to Unitholders pursuant to the Proposed Transaction.

CIBC World Markets will be paid a fee for rendering the Opinion and will be paid an additional fee contingent upon completion of the Proposed Transaction or any alternative transaction. The Trust has also agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC World Markets

CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of our managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i) a draft dated January 24, 2007 of the waiver, by Cominar REIT, of certain provisions of the Amended Combination Agreement, including provisions relating to the granting of access to material non-public information to and participation in discussions with certain third parties by the Trust in connection with a potential Acquisition Proposal (as such term is defined in the Amended Combination Agreement);

ii) a draft dated January 24, 2007 of the Second Amending Agreement;

iii) the First Amending Agreement;

iv) the Combination Agreement;

v) the lock-up agreement dated December 3, 2006 between Cominar REIT, Robert Nihon, 1158904 Ontario Inc., Anglia Holdings S.A., Nihon International Ltd. and Pillar Investments Limited;

vi) the annual report and audited financial statements of Alexis Nihon REIT for the fiscal years ended December 31, 2003, 2004, and 2005;

vii) the interim reports, comparative unaudited financial statements and management's discussion and analyses of Alexis Nihon REIT for the three, six and nine months ended March 31, 2006, June 30, 2006 and September 30, 2006;

viii) Alexis Nihon REIT's annual information form dated March 29, 2006;

ix) the management information circular of Alexis Nihon REIT dated March 2, 2006 relating to the annual meeting of Unitholders held on May 15, 2006;

x) 2007 budget and 2006 forecast results for each property and other related property level information for Alexis Nihon REIT;

xi) Alexis Nihon REIT's contract of trust dated October 18, 2002 as amended and restated on May 15, 2006;

xii) certain internal financial, operational, business and other information concerning Alexis Nihon REIT that was prepared or provided by the management of Alexis Nihon REIT, including internal operating and financial budgets and projections prepared by Alexis Nihon REIT's management;

xiii) the annual report and audited financial statements of Cominar REIT for the fiscal years ended December 31, 2003, 2004, and 2005;

xiv) the interim reports, comparative unaudited financial statements and management's discussion and analyses of Cominar REIT for the three, six and nine months ended March 31, 2006, June 30, 2006 and September 30, 2006;

xv) Cominar REIT's annual information form dated March 30, 2006;

xvi) the management information circular of Cominar REIT dated March 23, 2006 relating to the annual meeting of Unitholders held on May 10, 2006;

xvii) certain reports prepared by Altus Helyar regarding properties of Cominar REIT;

xviii) Cominar REIT's contract of trust dated March 31, 1998 as amended and restated on May 11, 2004;

xix) certain internal financial, operational, business and other information concerning Cominar REIT that was prepared or provided by the management of Cominar REIT;

xx) site visits of certain properties of Alexis Nihon REIT and Cominar REIT in February 2006;

xxi) trading statistics and selected financial information of Alexis Nihon REIT, Cominar REIT, other selected public entities and comparable acquisition transactions considered by us to be relevant;

xxii) various reports published by equity research analysts and industry sources regarding Alexis Nihon REIT, Cominar REIT and other publicly-traded entities, to the extent deemed relevant by us;

xxiii) certificates addressed to us, dated as of the date hereof, from two senior officers of Alexis Nihon REIT as to the completeness and accuracy of the respective information provided to us by them; and

xxiv) such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of Alexis Nihon REIT regarding Alexis Nihon REIT's past and current business operations, financial conditions and future prospects. We have also participated in discussions with members of the senior management of Cominar REIT regarding Cominar REIT's past and current business operations, financial conditions and future prospects. We have also participated in discussions with Fasken Martineau Dumoulin LLP, legal counsel to Alexis Nihon REIT, Davies Ward Phillips & Vineberg LLP, legal counsel to Cominar REIT and National Bank Financial, financial advisor to Cominar REIT regarding the Proposed Transaction, the Amended Combination Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of Alexis Nihon REIT, Cominar REIT or any of their respective affiliates and our Opinion should not be construed as such.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by Alexis Nihon REIT, Cominar REIT or their respective affiliates or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. Without limiting the foregoing, we have not met with the independent auditors of Alexis Nihon REIT or Cominar REIT and we have relied upon and assumed the accuracy and fair presentation of Alexis Nihon REIT's and Cominar REIT's audited financial statements and the reports of the auditors thereon.

With respect to historical financial data, operating and financial forecasts and budgets provided to us concerning Alexis Nihon REIT and relied upon in our analysis, we have assumed (subject to the exercise of our professional judgment) that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of Alexis Nihon REIT having regard to its respective business, plans, financial condition and prospects. In the case of Cominar REIT, certain financial forecasts were prepared by CIBC World Markets which were reviewed and discussed with senior management of Cominar REIT and were based on certain budgets provided to us by Cominar REIT. We have assumed (subject to the exercise of our professional judgment) that those budgets have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of Cominar REIT having regard to its respective business, plans, financial condition and prospects.

We have also assumed that all of the representations and warranties contained in the Amended Combination Agreement are correct as of the date hereof, that the Proposed Transaction will be completed substantially in accordance with the terms of the Amended Combination Agreement and all applicable laws, that Cominar REIT's take-over bid circular relating to the Offer will disclose all material facts relating to the Offer and otherwise complies with applicable legal requirements and that Alexis Nihon REIT's trustees circular relating to the Offer and management information circular relating to the Exchange Transaction will satisfy all applicable legal requirements.

Alexis Nihon REIT has represented to us, in a certificate of two senior officers of Alexis Nihon REIT, dated as at the date hereof, among other things, that the information, data and other materials provided to us by or on behalf of Alexis Nihon REIT, including the written information and discussions concerning Alexis Nihon REIT referred to above under the heading "Scope of Review" (collectively, the "Alexis Nihon Information"), are complete and correct at the date Alexis Nihon REIT Information was provided to us and that, since that date there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Alexis Nihon REIT or any of its subsidiaries and no material change has occurred in the Alexis Nihon REIT Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

Except as expressly noted above under the heading "Scope of Review", we have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Alexis Nihon REIT, Cominar REIT or any of their respective affiliates.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Alexis Nihon REIT as they are reflected in Alexis Nihon Information, of Cominar REIT as they are reflected in the information, data and other materials provided to us by or on behalf of Cominar REIT or otherwise obtained by us from public sources, and as they were represented to us in our discussions with management of Alexis Nihon REIT and Cominar REIT, respectively. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, capital markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion has been provided to the Members of the Transaction Committee of the Board of Trustees of Alexis Nihon REIT and the Board of Trustees of Alexis Nihon REIT for their exclusive use only in considering the Proposed Transaction and may not be relied upon by any other person, or for any other purpose or published without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any Unitholder as to whether to tender Alexis Nihon Units to the Offer, on how to vote at the special meeting of Unitholders to consider the Exchange Transaction, or as an opinion concerning the trading price or value of the Cominar Units following the announcement or completion of the Proposed Transaction.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after today.

Opinion

Based upon and subject to the foregoing and such other matters as we have considered relevant, it is our opinion, as of the date hereof, that the Consideration offered to the Unitholders pursuant to the Proposed Transaction is fair, from a financial point of view, to the Unitholders.

Yours very truly,

CIBC World Markets Inc

COMINAR

PRESS RELEASE

COMINAR INCREASES CASH PORTION OF ITS INITIAL OFFER FOR UNITS OF ALEXIS NIHON TO $18.50

QUEBEC CITY, Québec – (January 24, 2007) – Cominar Real Estate Investment Trust ("COMINAR") (TSX:CUF.UN) announced today that, in connection with its previously announced transaction with Alexis Nihon Real Estate Investment Trust ("ALEXIS NIHON") (TSX:AN.UN), it has agreed to increase the consideration under its cash offer from $17.00 to $18.50 per ALEXIS NIHON unit tendered, thereby also increasing the maximum amount of cash available under its offer from $127.5 million to $138.75 million, in the aggregate, subject to pro-ration. COMINAR has also agreed to extend the expiry time of the cash offer to 5:00 p.m. (Montreal time) on February 22, 2007 and ALEXIS NIHON has agreed that its special meeting of unitholders in connection with the transaction will now take place at 10:00 a.m. (Montreal time) on February 22, 2007. The other material terms of the proposed transaction, including the exchange ratio of 0.77 of a COMINAR unit per ALEXIS NIHON unit available under the exchange, on a tax-deferred basis, remain as previously announced.

"This $11 million increase to our initial offer has the effect of right-sizing the cash portion of our offer in balance with the unit portion" said Michel Dallaire, COMINAR's President and Chief Executive Officer. "Even with the increase, the accretion and pro forma debt to gross book value are maintained at substantially the same levels" he added.

COMINAR, while maintaining its strategic position, continues to believe that the combination provides substantial benefits to both COMINAR and ALEXIS NIHON unitholders by creating an unparalleled REIT in terms of size, scope and portfolio diversification with a focus on the Montreal and Quebec markets. Mr. Robert A. Nihon and entities controlled by him, directly and indirectly, holding an aggregate amount of 4,229,202 ALEXIS NIHON units, have confirmed their support of the transaction.

Portfolio as at January 24, 2007

COMINAR is one of the largest commercial real estate property owners and managers in the Province of Québec. It owns a high quality portfolio of 139 properties in the greater Montreal and Quebec City areas, consisting of 15 office, 31 retail, and 93 industrial and mixed-use buildings, totaling over 10.2 million square feet. COMINAR's objectives are to deliver to its unitholders growing cash distributions and to maximize unitholder value through proactive management and the growth of its portfolio.

Forward-Looking Statements

This press release may contain forward-looking statements with respect to Cominar Real Estate Investment Trust and its operations, strategy, financial performance and condition. These statements generally can be identified by use of forward looking words such as "may", "will", "expect", "estimate", "anticipate", "intends", "believe" or "continue" or the negative thereof or similar variations. The actual results and performance of Cominar Real Estate Investment Trust and the combined entity discussed herein could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, including that the transaction contemplated herein is completed. Some important factors that could cause actual results to differ materially from expectations, or could in certain circumstances result in a termination of the combination agreement, include, among other things, general economic and market factors, competition, changes in government regulation and the factors described under "Risk Factors" in the Cominar Real Estate Investment Trust annual information form and in the Cominar Real Estate Investment Trust circular mailed on December 22, 2006. The cautionary statements qualify all forward-looking statements attributable to Cominar Real Estate Investment Trust and persons acting on its behalf. Unless otherwise stated, all forward-looking statements speak only as of the date of this press release and Cominar Real Estate Investment Trust has no obligation to update such statements.

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For Further Information:

Media:
Véronique Arsenault, Morin Public Relations
(514) 289-8688 ext. 227 or (514) 923-9371

Mr. Michel Dallaire, P.Eng.
President and Chief Executive Officer, Cominar Real Estate Investment Trust
(418) 681-8151

The Depositary-Computershare Investor Services Inc.
Toll Free (within Canada and the U.S.): 1-800-564-6253
International Calls: (514) 982-7888
e-mail: corporateactions@computershare.com.

Dealer Manager-National Bank Financial Inc.
The Exchange Tower
130 King Street West
Suite 3200, P.O. Box 21
Toronto, Ontario, M5X 1J9
Telephone : (416) 869-6661
Facsimile: (416) 869-6540
E-mail: garvin.blair@nbfinancial.com

END